As filed with the Securities and Exchange Commission on July 15, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

**REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933**

CHARLES RIVER ASSOCIATES INCORPORATED

(Exact name of registrant as specified in its charter)

Massachusetts	04-2372210
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

**200 Clarendon Street, T-33
Boston, Massachusetts 02116
(617) 425-3000**

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

**James C. Burrows
President and Chief Executive Officer
Charles River Associates Incorporated
200 Clarendon Street, T-33
Boston, Massachusetts 02116
(617) 425-3000**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

**Peter M. Rosenblum, Esq.
William R. Kolb, Esq.
John D. Hancock, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
Telephone: (617) 832-1000
Facsimile: (617) 832-7000**

**R. Cabell Morris, Jr., Esq.
Winston & Strawn
35 W. Wacker Drive
Chicago, Illinois 60601
Telephone: (312) 558-5600
Facsimile: (312) 558-5700**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
common stock, no par value	2,370,150	$30.91	$73,261,337	$5,927

(1) Includes 309,150 shares which the underwriters have the option to purchase solely to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY 15, 2003

2,061,000 Shares



Charles River Associates Incorporated

Common Stock

This is a public offering of 2,061,000 shares of common stock of Charles River Associates Incorporated. We are offering 400,000 shares, and the selling stockholders named in this prospectus are offering 1,661,000 shares. We will not receive any of the proceeds from the sales by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol "CRAI." The last reported sale price for our common stock on the Nasdaq National Market on July 14, 2003 was $30.90 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CRA	$	$
Proceeds to the selling stockholders	$	$

Of the 1,661,000 shares being offered by the selling stockholders, 93,009 shares are currently represented by options that will be exercised concurrent with the closing of this offering. In order to facilitate an orderly distribution, the underwriters have agreed to include these shares as part of this offering without charging an underwriting discount. The selling stockholders will receive proceeds equal to the public offering price for these shares. The total underwriting discount and total proceeds to the selling stockholders in the table above reflect this arrangement.

We and the selling stockholders have granted the underwriters the option to purchase, in the aggregate, up to an additional 309,150 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. Of these shares, 55,345 shares are currently represented by options held by the selling stockholders and are subject to the underwriting discount arrangement described in the previous paragraph.

William Blair & Company
Sole Book-Running Manager

Adams, Harkness & Hill, Inc.
Co-Lead Manager

Janney Montgomery Scott LLC

The date of this prospectus is   , 2003

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary highlights only some of the information in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors" beginning on page 8 regarding our company and the common stock being sold in this offering. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Overview

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant implications or consequences for the parties involved. Matters such as these often require independent analysis, and as a result companies must outsource this work to outside experts. Companies rely on us because we can provide large teams of highly credentialed and experienced economic and finance experts to address complex, high-stakes matters.

We offer consulting services in two broad areas: legal and regulatory consulting, which represents approximately 65% of our services revenues, and business consulting, which represents approximately 35% of our services revenues. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of May 16, 2003, we employed 348 consultants, including 97 employee consultants with doctorates and 113 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering.

Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 16 offices located around the world, we provide multiple services across ten areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically occur without regard to the business cycle.

In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients such services as strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals, electric power and other energy industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign corporations; federal, state, and local government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our client base is diverse, with our top ten clients in fiscal 2002 accounting for approximately 25% of our revenues and no single client accounting for more than 5% of our revenues.

Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $130.7 million in fiscal 2002, an increase of approximately 192%, or a compound annual growth rate of 24% per year. Since our initial public offering, we have increased the number of our offices from three to 16, including seven international offices. We have increased the number of our consultants from 120 to 348 at the end of our second fiscal quarter in 2003, and those with doctorates or other advanced degrees from 73 to 210. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and six acquisitions.

Businesses are operating in an increasingly competitive and complex environment. Companies must constantly gather, analyze, and use available information to enhance their business strategies and operational efficiencies. As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products, and analysis of supply limitations. Governments are also relying, to an increasing extent, on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, we believe that companies and governments are turning to outside consultants for access to the specialized expertise, experience, and prestige that are not available to them internally.

Competitive Strengths

Our competitive strengths include:

Strong Reputation for High-Quality Consulting; High Level of Repeat Business.   For more than 37 years, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and strategy consulting, as evidenced by our high level of repeat business and significant referrals from existing clients.

Highly Educated, Experienced, and Versatile Consulting Staff.   We believe our most important asset is our base of employee consultants, particularly our senior consultants. Of our 348 employee consultants as of May 16, 2003, 224 were either vice presidents, principals, associate principals, or senior associates, nearly all of whom have a doctorate or other advanced degree. Many of these senior employee consultants are nationally or internationally recognized as experts in their respective fields.

Global Presence.   We deliver our services through a global network of 16 coordinated offices, including nine domestic and seven international offices. Our international offices are in Brussels, Dubai, London, Melbourne, Mexico City, Toronto, and Wellington, New Zealand. We believe our global presence provides us with a competitive advantage to address complex issues that span countries and continents.

Established Corporate Culture.   Our success has resulted in part from our established corporate culture. We believe we attract consultants because of our more than 37-year history, our strong reputation, the credentials, experience, and reputation of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned outside experts, and our collegial atmosphere. We believe our corporate culture has also contributed to our ability to integrate acquisitions successfully.

Access to Leading Academic and Industry Experts.   To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned outside experts. Depending on client needs, we use outside experts for their specialized expertise, assistance in conceptual problem-solving, and expert witness testimony. Outside experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with prestigious outside experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis.

Demonstrated Success with Acquisitions.   Since fiscal 1998, we have made six acquisitions. These acquisitions have contributed to our growth in revenues, number of consultants, geographic presence, vertical industry coverage, and areas of functional expertise. In each case, we have been able to integrate these acquisitions into our culture and retain the key consultants.

Growth Strategy

Our growth strategy is to:

Attract and Retain High Quality Consultants.   Since our employee consultants are our most important asset, our ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to our success.

Leverage Investments in Areas of Functional Expertise, Vertical Industry Coverage, and Geographic Presence.   Since 1998, we have made significant investments in the expansion of our business, including acquisitions, the addition of areas of functional expertise and vertical industry coverage, and the opening of several offices. We have significantly increased our global presence with the addition of seven international offices. In recent quarters, we have begun to see the benefits of this expansion as we have grown revenues without making commensurate increases in staff and general and administrative expenses, leading to improved operating margins. We intend to continue to leverage the investments in expertise and infrastructure we have made in recent years.

Continue to Build Brand Equity and Increase Marketing Activities.   Although we have historically relied primarily on our reputation and client referrals for new business, we have expanded marketing activities such as attendance at selected conferences, seminars, and public speaking engagements in order to attract new clients and increase our exposure.

Establish Relationships with Additional Outside Experts.   We intend to develop additional relationships with leading academic and industry experts. Outside experts help us serve our clients better, provide us with new sources of business, and expand our network of academic affiliations.

Pursue Strategic Acquisitions.   We intend to continue to expand our operations through the acquisition of complementary businesses. Given the highly fragmented nature of the consulting industry, we believe that there are numerous opportunities to acquire small consulting firms.

Other Information

Our majority-owned software subsidiary, NeuCo, develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electricity generation by utilities. In fiscal 2002 and the twenty-four weeks ended May 16, 2003, NeuCo's revenues accounted for approximately 3% of our revenues.

Our principal executive offices are located at 200 Clarendon Street, T-33, Boston, Massachusetts 02116, and our telephone number is (617) 425-3700.

The Offering

Common stock offered:

By CRA	400,000 shares
By the selling stockholders	1,661,000 shares
Total	2,061,000 shares
Common stock to be outstanding after the offering	9,807,579 shares
Use of proceeds	We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital and possible acquisitions. We will not receive any proceeds from the shares sold by the selling stockholders.
Nasdaq National Market symbol	CRAI

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of July 7, 2003 and also reflects our issuance of 93,009 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering. This number excludes:

- options outstanding on July 7, 2003 to purchase 1,878,853 shares of common stock, excluding options to purchase 93,009 shares of common stock that will be exercised concurrent with the closing of this offering;

- options to purchase an additional 497,005 shares of common stock that may be granted under our stock option plan after July 7, 2003;

- additional options that may be authorized under a provision of our stock option plan that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year; and

- 211,777 shares of common stock issuable under our employee stock purchase plan after July 7, 2003.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes in this prospectus. The consolidated statement of operations data include the results of operations attributable to the following acquisitions of certain assets and liabilities from the respective dates of acquisition:

- The Tilden Group (December 15, 1998);
- FinEcon (February 25, 1999);
- the consulting business of Dr. Gordon C. Rausser (October 18, 2000);
- certain assets from PA Consulting Group, Inc. (July 18, 2001);
- the North American operations of the Chemicals and Energy Vertical practice, or the CEV business, of the former Arthur D. Little, Inc. (Arthur D. Little, Inc. is now known as Dehon, Inc.) (April 29, 2002); and
- the U.K. operations of the CEV business (May 10, 2002).

Each of these acquisitions was accounted for under purchase accounting.

The adjusted consolidated balance sheet data as of May 16, 2003 reflect the sale of the 400,000 shares of common stock we are offering at an assumed public offering price of $30.90 per share (based on the last reported sale price on July 14, 2003), after deducting the estimated underwriting discount and estimated offering expenses payable by us, and our issuance of 93,009 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering for an aggregate exercise price of approximately $1.2 million.

	Fiscal year ended					Twenty-four weeks ended	
	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 10, 2002	May 16, 2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)		
			(in thousands, except per share data)				
Consolidated statement of operations data:							
Revenues	$52,971	$73,970	$82,547	$109,804	$130,690	$52,218	$75,030
Costs of services	31,695	42,320	46,439	65,590	80,659	31,943	46,959
Gross profit	21,276	31,650	36,108	44,214	50,031	20,275	28,071
Income from operations	9,342	14,202	13,393	12,658	13,431	5,215	8,461
Net income(1)	$ 6,365	$ 9,030	$ 8,839	$ 7,439	$ 8,436	$ 3,567	$ 5,029
Net income per share:							
Basic	$ 0.84	$ 1.07	$ 1.01	$ 0.82	$ 0.93	$ 0.39	$ 0.56
Diluted	$ 0.84	$ 1.05	$ 1.01	$ 0.81	$ 0.91	$ 0.38	$ 0.54
Weighted average number of shares outstanding:							
Basic	7,570	8,477	8,728	9,107	9,047	9,046	9,015
Diluted	7,620	8,571	8,774	9,218	9,283	9,301	9,260

(1) From fiscal 1988 to April 1998, we were taxed under subchapter S of the Internal Revenue Code. As an S corporation, we were not subject to federal and some state income taxes. Our S corporation status terminated upon the closing of our initial public offering on April 28, 1998.

	As of May 16, 2003	
	Actual	As adjusted
	(in thousands)	
Consolidated balance sheet data:		
Cash and cash equivalents	$23,302	$35,713
Total current assets	75,322	87,733
Total assets	120,271	132,682
Total current liabilities	31,835	31,835
Total long-term debt	413	413
Total stockholders' equity	83,836	96,247

	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 16, 2003
Operating statistics:						
Consultants	145	210	255	293	353	348
Offices	5	6	12	12	16	16

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus, in evaluating our business before purchasing any of our common stock. If any of these risks, or other risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We depend upon only a few key employees to generate revenue

Our business consists primarily of the delivery of professional services, and accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee consultants. In particular, our employee consultants' personal relationships with our clients are a critical element in obtaining and maintaining client engagements. If we lose the services of any employee consultant or if our employee consultants fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations. Our employee consultants generated engagements that accounted for approximately 67% of our revenues in fiscal 2001 and 69% in fiscal 2002. Our top five employee consultants generated approximately 19% of our revenues in fiscal 2001 and 16% in fiscal 2002. We do not have any employment agreements with our employee consultants, and they can terminate their relationships with us at will and without notice. The non-competition and non-solicitation agreements that we have with some of our employee consultants offer us only limited protection and may not be enforceable in every jurisdiction.

Our failure to manage growth successfully could adversely affect our revenues and results of operations

Any failure on our part to manage growth successfully could adversely affect our revenues and results of operations. Over the last several years, we have continued to open offices in new geographic areas, including foreign locations, and to expand our employee base as a result of internal growth and acquisitions. We expect that this trend will continue over the long term. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our officers, particularly James C. Burrows, our President and Chief Executive Officer, to manage our expansion. New responsibilities and demands may adversely affect the overall quality of our work.

Our entry into new lines of business could adversely affect our results of operations

If we attempt to develop new practice areas or lines of business outside our core economic and business consulting services, those efforts could harm our results of operations. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets we enter. Our inexperience may result in costly decisions that could harm our business. For example, NeuCo, our majority-owned software subsidiary, was not profitable in four of the last five fiscal years, which harmed our results of operations in those years.

Clients can terminate engagements with us at any time

Many of our engagements depend upon disputes, proceedings, or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding, or abandon the transaction. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our employee consultants working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our consultants' utilization depends on our ability to secure additional engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could reduce our utilization and have an immediate adverse impact on our revenues and results of operations.

We depend on our antitrust and mergers and acquisitions consulting business

We derived approximately 36% of our revenues in fiscal 2000 and 2001, and 30% in fiscal 2002, from engagements in our antitrust and mergers and acquisitions practice areas. Any substantial reduction in the number or size of our engagements in these practice areas could adversely affect our revenues and results of operations. We derived the great majority of these revenues from engagements relating to enforcement of United States antitrust laws. Changes in federal antitrust laws, changes in judicial interpretations of these laws, or less vigorous enforcement of these laws as a result of changes in political appointments or priorities or for other reasons could substantially reduce our revenues from engagements in this area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could adversely affect engagements in which we assist clients in proceedings before the U.S. Department of Justice and the U.S. Federal Trade Commission. The continuing economic slowdown is adversely affecting mergers and acquisitions activity, which is reducing the number and scope of our engagements in this practice area. Any continuation or worsening of the downturn could cause this trend to intensify, which would adversely affect our revenues and results of operations.

We derive our revenues from a limited number of large engagements

We derive a significant portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition, and results of operations could suffer. Our ten largest engagements accounted for approximately 21% of our revenues in fiscal 2000 and 17% in each of fiscal 2001 and 2002. Our ten largest clients accounted for approximately 29%, 27%, and 25% of our revenues in those years, respectively. In general, the volume of work we perform for any particular client varies from year to year, and a major client in one year may not hire us again.

We enter into fixed-price engagements

We derive a significant portion of our revenues from fixed-price contracts. These contracts are more common in our business consulting practice, and would likely grow in number with any expansion of that practice. If we fail to estimate accurately the resources required for a fixed-price project or fail to satisfy our contractual obligations in a manner consistent with the project budget, we might generate a smaller profit or incur a loss on the project. On occasion, we have had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future, which could adversely affect our revenues and results of operations.

Our business could suffer if we are unable to hire additional qualified consultants as employees

Our business continually requires us to hire highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified employee consultants could limit our ability to accept or complete engagements and adversely affect our revenues and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms, and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we can. Competition for these employee consultants has increased our labor costs, and a continuation of this trend could have a material adverse effect on our margins and results of operations.

We depend on our outside experts

We depend on our relationships with our exclusive outside experts. In fiscal 2001 and fiscal 2002, six of our exclusive outside experts generated engagements that accounted for approximately 28% and 21% of our revenues in those years, respectively. We believe that these outside experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract consultants in part because we could offer the services of these outside experts. Most of these outside experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified engagements, the pursuit of other interests, and retirement.

As of May 16, 2003, we had non-competition agreements with 28 of our outside experts. The limitation or termination of any of their relationships with us, or competition from any of them after these agreements expire, could harm our reputation, reduce our business opportunities and adversely affect our revenues and results of operations.

To meet our long-term growth targets, we need to establish ongoing relationships with additional outside experts who have reputations as leading experts in their fields. We may be unable to establish relationships with any additional outside experts. In addition, any relationship that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

Acquisitions may disrupt our operations or adversely affect our results

We regularly evaluate opportunities to acquire other businesses. The expenses we incur evaluating and pursuing acquisitions could have a material adverse effect on our results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from any acquisition. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, such as:

- charges related to any potential acquisition from which we may withdraw;

- diversion of our management's time, attention, and resources;

- decreased utilization during the integration process;

- loss of key acquired personnel;

- increased costs to improve or coordinate managerial, operational, financial, and administrative systems;

- dilutive issuances of equity securities;

- the assumption of legal liabilities;

- amortization of acquired intangible assets;

- potential write-offs related to the impairment of goodwill;

- difficulties in integrating diverse corporate cultures; and

- additional conflicts of interests.

Our international operations create special risks

We may continue our international expansion, and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

- greater difficulties in managing and staffing foreign operations;

- cultural differences that adversely affect utilization;

- currency fluctuations that adversely affect our financial position and operating results;

- unexpected changes in trading policies, regulatory requirements, tariffs, and other barriers;

- greater difficulties in collecting accounts receivable;

- longer sales cycles;

- restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as trapped foreign losses;

- less stable political and economic environments; and

- civil disturbances or other catastrophic events that reduce business activity.

Particularly as a result of the acquisition of the CEV business, we conduct a portion of our business in the Middle East. The recent military conflict in the region has significantly interrupted our business operations in that region and has slowed the flow of new opportunities and proposals, which ultimately could adversely affect our revenues and results of operations.

If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

Potential conflicts of interests may preclude us from accepting some engagements

We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Moreover, in many industries in which we provide consulting services, particularly in the telecommunications industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests.

Maintaining our professional reputation is crucial to our future success

Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our employee consultants and principal outside experts. Because we obtain a majority of our new engagements from existing clients or from referrals by those clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Given the frequently high-profile nature of the matters on which we work, any factor that diminishes our reputation or the reputations of any of our employee consultants or outside experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants.

Intense competition from other economic and business consulting firms could hurt our business

The market for economic and business consulting services is intensely competitive, highly fragmented, and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic and financial consulting firms and individual academics. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national or international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do, which could enhance their ability to respond more quickly to technological changes, finance acquisitions, and fund internal growth. Some of our competitors also have a significantly broader geographic presence than we do.

Our engagements may result in professional liability

Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to lose significant amounts of money, or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently or otherwise breached our obligations to the client could expose us to significant liabilities and tarnish our reputation.

Risks related to the offering

Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock

We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

- the number of weeks in our fiscal quarter;

- the number, scope, and timing of ongoing client engagements;

- the extent to which we can reassign employee consultants efficiently from one engagement to the next;

- employee hiring;

- the extent of fees discounting or cost overruns;

- fluctuations in revenues and results of operations of our software subsidiary, NeuCo;

- severe weather conditions and other factors affecting employee productivity; and

- collectibility of receivables.

Because we generate the majority of our revenues from consulting services that we provide on an hourly fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to utilize fully any additional consultants that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our projections in any quarter, that could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

We will have broad discretion in using the proceeds of this offering

We intend to use all of our proceeds from this offering for working capital and general corporate purposes, including potential acquisitions. Accordingly, we will have broad discretion in using our proceeds. You will not have the opportunity to evaluate the economic, financial, or other information that we will use to determine how to use our proceeds. We may use our proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

The price of our common stock may be volatile

Our stock price has been volatile. From May 10, 2002, the end of the second quarter of our last fiscal year, to July 14, 2003, the trading price of our common stock ranged from $11.35 to $33.24. Many factors may cause the market price of our common stock to fluctuate significantly, including:

- variations in our quarterly results of operations;

- the hiring or departure of key personnel or outside experts;

- changes in our professional reputation;

- the introduction of new services by us or our competitors;

- acquisitions or strategic alliances involving us or our competitors;

- changes in accounting principles;

- changes in the legal and regulatory environment affecting clients;

- changes in estimates of our performance or recommendations by securities analysts;

- future sales of shares of common stock in the public market; and

- market conditions in the industry and the economy as a whole.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Our charter and by-laws and Massachusetts law may deter takeovers

Our articles of organization and by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay, or prevent a change in control or an acquisition that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to take some corporate actions, including the election of directors. These provisions could limit the price that investors might be willing to pay for shares of our common stock.

FORWARD-LOOKING STATEMENTS

Except for historical facts, the statements in this prospectus and in the documents we incorporate by reference are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this prospectus and in the other documents that we file with the Securities and Exchange Commission. You can read these documents at *www.sec.gov*.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 400,000 shares of common stock we are offering will be approximately $11.2 million, after deducting the estimated underwriting discount and estimated offering expenses we expect to pay and assuming a public offering price of $30.90 per share (based on the last reported sale price on July 14, 2003).

We intend to use our net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses. We regularly evaluate acquisition and investment opportunities, and, at any given time, we may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. In addition, we may enter into non-binding letters of intent from time to time, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise engaged in any discussions so advanced as to make a transaction material to our operations reasonably probable.

Pending these uses, we intend to invest our net proceeds from the offering in investment-grade, short-term, interest-bearing instruments.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For risks associated with our use of proceeds, see "Risk Factors—We will have broad discretion in using the proceeds of this offering."

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

We first offered our common stock to the public on April 23, 1998. Since that time, our common stock has been quoted on the Nasdaq National Market under the symbol "CRAI." The following table provides, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal year ended November 24, 2001:		
First quarter	$10.63	$ 7.25
Second quarter	$11.00	$ 7.75
Third quarter	$18.18	$10.61
Fourth quarter	$20.40	$12.70
Fiscal year ended November 30, 2002:		
First quarter	$22.29	$18.65
Second quarter	$21.99	$13.30
Third quarter	$20.05	$11.62
Fourth quarter	$17.40	$11.35
Fiscal year ending November 29, 2003:		
First quarter	$16.78	$13.04
Second quarter	$22.91	$15.51
Third quarter (through July 14, 2003)	$33.24	$18.77

On July 14, 2003, the closing sale price of our common stock as reported on the Nasdaq National Market was $30.90 per share. On that date, we had approximately 61 holders of record of our common stock. This number does not include stockholders for whom shares were held in a "nominee" or "street" name.

We currently intend to retain any future earnings to finance our operations and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank line of credit place restrictions on our ability to pay cash dividends on our common stock.

CAPITALIZATION

The following table summarizes our capitalization as of May 16, 2003 on an actual basis and as adjusted to reflect our sale of 400,000 shares of common stock at an assumed public offering price of $30.90 per share (based on the last reported sale price on July 14, 2003), after deducting the estimated underwriting discount and estimated offering expenses we expect to pay, and to reflect our issuance of 93,009 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering for an aggregate exercise price of approximately $1.2 million. You should read this information in conjunction with our consolidated financial statements and the related notes beginning on page F-1.

Amounts representing common stock outstanding on May 16, 2003 exclude the following:

- options outstanding on May 16, 2003 to purchase 1,947,436 shares of common stock, excluding options to purchase 93,009 shares of common stock that will be exercised concurrent with the closing of this offering;

- options to purchase an additional 710,910 shares of common stock that may be granted under our stock option plan after May 16, 2003;

- additional options that may be authorized under a provision of our stock option plan that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year; and

- 211,777 shares of common stock issuable under our employee stock purchase plan after May 16, 2003.

	As of May 16, 2003	
	Actual	As adjusted
	(in thousands, except share data)	
Notes payable to former stockholders, net of current portion	$ 413	$ 413
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none outstanding .	—	—
Common stock, no par value; 25,000,000 shares authorized; 9,032,082 shares issued and outstanding, actual; 9,525,091 shares issued and outstanding, as adjusted	45,571	57,982
Receivable from stockholder	(4,500)	(4,500)
Deferred compensation	(37)	(37)
Retained earnings	42,246	42,246
Foreign currency translation	556	556
Total stockholders' equity	83,836	96,247
Total capitalization	$ 84,249	$ 96,660

For information on the notes payable described in this table, see note 7 of the notes to our audited consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated financial data as of November 24, 2001 and November 30, 2002 and for each of the fiscal years in the three-year period ended November 30, 2002 from our consolidated financial statements included in this prospectus beginning on page F-1, which have been audited by Ernst & Young LLP, independent auditors. We have derived the following selected consolidated financial data as of November 28, 1998, November 27, 1999, and November 25, 2000, and for the fiscal years ended November 28, 1998 and November 27, 1999 from our consolidated financial statements not included in this prospectus, which have also been audited by Ernst & Young LLP. We have derived the following selected consolidated financial data as of May 16, 2003 and for the twenty-four weeks ended May 10, 2002 and May 16, 2003 from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of our management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the twenty-four weeks ended May 16, 2003 are not necessarily indicative of future operating results. You should read the selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes beginning on pages 19 and F-1.

	Fiscal year ended					Twenty-four weeks ended	
	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 10, 2002	May 16, 2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)		
	(in thousands, except per share data)						
Consolidated statement of operations data(1):							
Revenues	$ 52,971	$ 73,970	$ 82,547	$ 109,804	$ 130,690	$ 52,218	$ 75,030
Costs of services	31,695	42,320	46,439	65,590	80,659	31,943	46,959
Gross profit	21,276	31,650	36,108	44,214	50,031	20,275	28,071
Selling, general and administrative	11,934	17,448	21,837	31,556	36,600	15,060	19,610
Special charge (2)	—	—	878	—	—	—	—
Income from operations	9,342	14,202	13,393	12,658	13,431	5,215	8,461
Interest and other income, net	975	977	1,542	1,045	337	217	187
Income before provision for income taxes and minority interest	10,317	15,179	14,935	13,703	13,768	5,432	8,648
Provision for income taxes	(4,262)	(6,182)	(6,166)	(5,848)	(5,879)	(2,181)	(3,589)
Income before minority interest	6,055	8,997	8,769	7,855	7,889	3,251	5,059
Minority interest	310	33	70	(416)	547	316	(30)
Net income(3)	$ 6,365	$ 9,030	$ 8,839	$ 7,439	$ 8,436	$ 3,567	$ 5,029
Net income per share (4):							
Basic	$ 0.84	$ 1.07	$ 1.01	$ 0.82	$ 0.93	$ 0.39	$ 0.56
Diluted	$ 0.84	$ 1.05	$ 1.01	$ 0.81	$ 0.91	$ 0.38	$ 0.54
Weighted average number of shares outstanding (4):							
Basic	7,570	8,477	8,728	9,107	9,047	9,046	9,015
Diluted	7,620	8,571	8,774	9,218	9,283	9,301	9,260
Pro forma income data (unaudited):							
Net income as reported	$ 6,365						
Pro forma adjustment(3)	12						
Pro forma net income	$ 6,377						
Pro forma net income per share (5):							
Basic	$ 0.84						
Diluted	$ 0.83						
Weighted average number of shares outstanding(5):							
Basic	7,630						
Diluted	7,679						

	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 16, 2003
			(in thousands)			
Consolidated balance sheet data:						
Cash and cash equivalents	$32,023	$20,176	$20,305	$21,880	$ 18,846	$ 23,302
Total current assets	49,573	57,376	57,095	63,179	64,806	75,322
Total assets	53,335	73,510	80,280	96,890	109,169	120,271
Total current liabilities	16,683	19,429	14,373	22,070	27,097	31,835
Total long-term debt	542	461	102	612	413	413
Total stockholders' equity	34,628	52,315	62,338	70,002	78,358	83,836

	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 16, 2003
Operating statistics:						
Consultants	145	210	255	293	353	348
Offices	5	6	12	12	16	16

(1) The consolidated statement of operations data include the results of operations attributable to the following acquisitions of certain assets and liabilities from the respective dates of acquisition:

- The Tilden Group (December 15, 1998);

- FinEcon (February 25, 1999);

- the consulting business of Dr. Gordon C. Rausser (October 18, 2000);

- certain assets from PA Consulting Group, Inc. (July 18, 2001);

- the North American operations of the CEV business (April 29, 2002); and

- the U.K. operations of the CEV business (May 10, 2002).

Each of these acquisitions was accounted for under purchase accounting. The acquisitions are more fully described in note 2 of the notes to our audited consolidated financial statements.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Fiscal 2001 Compared to Fiscal 2000" and note 4 of the notes to our audited consolidated financial statements for a description of the costs associated with the special charge.

(3) From fiscal 1988 to April 1998, we were taxed under subchapter S of the Internal Revenue Code. As an S corporation, we were not subject to federal and some state income taxes. Our S corporation status terminated upon the closing of our initial public offering on April 28, 1998. Pro forma income data reflect a pro forma adjustment to reflect the taxes we would have accrued had we been taxed as a subchapter C corporation.

(4) Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net income divided by the weighted average shares of common stock and common stock equivalents outstanding during the period, the latter arising from stock options using the treasury stock method.

(5) Pro forma net income per share is computed using pro forma net income and the pro forma weighted average number of shares of common stock. The weighted average number of shares of common stock for the purpose of computing pro forma net income per share has been increased by the number of shares that would have been required to pay a dividend in the amount of $2.4 million that was paid upon the completion of the initial public offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. We offer two types of services: legal and regulatory consulting and business consulting. We estimate that we derived approximately 97% of our revenues in fiscal 2002 from business consulting and legal and regulatory consulting, and approximately 3% from NeuCo, a subsidiary of which we own 59.7%. NeuCo develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electricity generation by utilities.

We derive revenues principally from professional services rendered by our employee consultants. In most instances, we charge clients on a time-and-materials basis and recognize revenues in the period when we provide our services. We charge consultants' time at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience, and expertise, and other factors. We derive a portion of our revenues from fixed-price contracts. Revenues from fixed-price engagements are recognized using a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. We derived 5.5% and 15.4% of our revenues from fixed-price engagements in fiscal 2001 and 2002, respectively. We generate substantially all of our professional services fees from the work of our own employee consultants and a portion from the work of our outside experts. Factors that affect our professional services revenues include the number and scope of client engagements, the number of consultants we employ, the consultants' billing rates, and the number of hours our consultants work. Revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses.

Our costs of services include the salaries, bonuses, and benefits of our employee consultants. Our bonus program awards discretionary bonuses based on our revenues and profitability and individual performance. Costs of services also include out-of-pocket and other expenses that are billed to clients, and the salaries, bonuses, and benefits of support staff whose time is billed directly to clients, such as librarians, editors, and programmers. Our gross profit, which equals revenues less costs of services, is affected by changes in our mix of revenues. We experience significantly higher gross margins on revenues from professional service fees than on revenues from expenses billed to clients. Selling, general, and administrative expenses include salaries, bonuses, and benefits of our administrative and support staff, fees to outside experts for generating new business, office rent, marketing, and other costs.

Fiscal Periods

Our fiscal year ends on the last Saturday in November, and accordingly, our fiscal year will periodically contain 53 weeks rather than 52 weeks. In particular, fiscal 2002 contained 53 weeks. This additional week of operations in fiscal 2002 will affect the comparability of results of operations of this fiscal year with other fiscal years. Historically, we have managed our business based on a four-week billing cycle to clients and, consequently, have established quarters that are divisible by four-week periods. As a result, the first, second, and fourth quarters of each fiscal year are 12-week periods, and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in fiscal 2002 was 13 weeks long. Accordingly, period-to-period comparisons of our results of operations are not necessarily meaningful if the periods being compared have different lengths. The additional week in fiscal 2002 resulted in $2.4 million of revenues and was not material to our results of operations.

The terms "fiscal 1998," "fiscal 1999," "fiscal 2000," "fiscal 2001," "fiscal 2002," and "fiscal 2003" refer to the 52-week periods ended November 28, 1998, November 27, 1999, November 25, 2000,

November 24, 2001, the 53-week period ended November 30, 2002, and the 52-week period ending November 29, 2003, respectively.

Acquisitions and International Expansion

On October 18, 2000, we acquired the consulting business of Dr. Gordon C. Rausser for $4.75 million in cash. If the acquired business meets specified performance targets, we will owe Dr. Rausser additional consideration, payable in the first quarter of fiscal 2004. In addition, we loaned Dr. Rausser $4.5 million, on a full recourse basis, for the purchase of our common stock. The acquisition has been accounted for under the purchase method, and the results have been included in the accompanying statements of operations from the date of acquisition. We are currently in discussion with Dr. Rausser, who may agree to extend substantially the duration of his exclusive relationship with us, and we may agree to extend the time for the repayment of his loan and for him to meet his specified performance targets.

On July 18, 2001, we acquired certain assets from PA Consulting Group, Inc. for $4.2 million in notes. The acquisition has been accounted for under purchase accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition.

In April and May 2002, we completed the acquisitions of certain assets of the North American and U.K. operations of the CEV business for an aggregate of $10.5 million in cash. The acquisitions have been accounted for under the purchase method of accounting. The effective date of the acquisition of the North American business was April 29, 2002, and the effective date of the acquisition of the U.K. business was May 10, 2002. The results of operations related to the acquisitions have been included in the accompanying statements of operations from the respective effective dates. We believe that the acquisition of the CEV business enhanced our position in consulting to the chemicals and petroleum industries. We acquired 75 employee consultants, accounts receivable, and the ongoing client projects being handled by the acquired employee consultants. Of the $10.5 million purchase price, $0.9 million was recorded as intangibles, consisting primarily of customer relationships, $2.7 million was recorded primarily as accounts receivable, and the remaining $6.9 million was recorded as goodwill, all of which is expected to be deducted for tax purposes. The portion of the purchase price attributable to goodwill primarily related to the extensive industry experience of the acquired employee consultants.

In fiscal 2002, our international operations continued to expand. For example, our U.K. operations grew substantially, primarily as a result of the acquisition of the CEV business, and we opened new offices in Brussels, Belgium and Dubai, United Arab Emirates. Revenues from our international operations accounted for 9.4%, 13.3%, and 16.3% of our total revenues in fiscal 2001, fiscal 2002, and the twenty-four weeks ended May 16, 2003, respectively, as more fully described in note 13 of the notes to our audited consolidated financial statements.

Software Subsidiary

In June 1997, we invested approximately $650,000 for a majority interest in NeuCo, Inc. NeuCo was established by us and an affiliate of Commonwealth Energy Systems as a start-up entity to develop and market a family of neural network software tools and complementary application consulting services for electric utilities. NeuCo's financial statements are consolidated with our financial statements. NeuCo earned revenues of approximately $2.8 million in fiscal 2000, $5.1 million in fiscal 2001, $3.4 million in fiscal 2002, and $1.9 million in the twenty-four weeks ended May 16, 2003. NeuCo sustained a net loss of approximately $139,000 in fiscal 2000, generated a net profit of approximately $839,000 in fiscal 2001, sustained a net loss of approximately $1.1 million in fiscal 2002, and generated a net profit of $72,000 in the twenty-four weeks ended May 16, 2003.

On May 3, 2000, in a series of transactions that resulted in an infusion of new equity in NeuCo, our ownership interest in NeuCo was reduced from 65.3% to 50.5% and was subsequently reduced further to 49.7%. These transactions were accounted for as increases in minority interest and common stock. In March 2003, NeuCo repurchased and cancelled shares from a minority interest stockholder, which reduced the number of shares outstanding, thereby increasing our interest in NeuCo to 59.7%. This transaction was accounted for as a decrease in minority interest and common stock. Throughout these transactions, we have continued to exercise control of NeuCo, and accordingly, we consolidate its operations. The portion of NeuCo's income or loss allocable to its minority owners is shown as "minority interest" in our consolidated statements of income, and that amount, together with the capital contributions to NeuCo of its minority owners, is shown as "minority interest" in our consolidated balance sheets. All significant intercompany accounts have been eliminated.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which revised the accounting for goodwill and other intangible assets. Specifically, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but are monitored annually for impairment, or more frequently if there are other indicators of impairment. Any impairment will be measured based upon the fair value of the related asset based upon the provisions of this statement. We elected early adoption of this accounting standard in fiscal 2002.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 is not expected to have a material effect on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We do not believe that SFAS No. 146 will have a material impact on our consolidated financial statements.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS No. 148). SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective at the beginning of fiscal 2003. SFAS No. 148 will not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46). FIN No. 46 is an interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities, or VIEs. This interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of this interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary and is the enterprise that should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in its interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. This interpretation is effective for all enterprises with a variable interest in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003 is required to apply the provisions of this interpretation to that entity by the end of the first interim or annual reporting period beginning after June 15, 2003. We do not believe that the adoption of this interpretation will have a material impact on our consolidated financial statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities. These items are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

A summary of the accounting policies that we believe are most critical to understanding and evaluating our financial results is set forth below. This summary should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Revenue Recognition and Allowance for Doubtful Accounts.   We derive substantially all of our revenues from the performance of professional services. The contracts that we enter into and operate under specify whether the engagement will be billed on a time-and-materials or fixed-price basis. Typically, these engagements are of a short, predetermined time frame and generally last three to six months, although some of our engagements can be much longer in duration. Each contract must be approved by one of our vice presidents.

We recognize substantially all of our revenues under written service contracts with our clients. Revenues from time-and-materials service contracts are recognized as the services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as a computer services fee based upon hours worked. Revenues from fixed-price engagements are recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. Project costs are based on the direct salary and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and terms set forth in the contract, and are indicative of the level of benefit provided to our clients. Contracts generally include a termination provision that reduces the agreement to a time-and-materials contract in the event of termination of the contract. There are no costs that are deferred and amortized over the contract term. Our financial management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, financial management is updated on the budgeted costs and resources required to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. In the past, we have occasionally been required to commit unanticipated additional resources to complete projects, which have resulted in lower than anticipated income or losses on those contracts. We may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

Revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. These reimbursable expenses included in revenues are as follows (in thousands):

	Fiscal year ended			Twenty-four weeks ended	
	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 10, 2002	May 16, 2003
	(52 weeks)	(52 weeks)	(53 weeks)		
Reimbursable expenses billed to clients	$11,015	$15,788	$19,026	$6,868	$11,804

We recognize revenues for services only in those situations where collection from the client is reasonably assured. Our normal payment terms are 30 days from invoice date. For fiscal 2001, fiscal 2002, and the twenty-four weeks ended May 16, 2003, our average days sales outstanding for billed and unbilled accounts receivable were 108 days, 103 days, and 95 days, respectively. Our project managers and finance personnel monitor payments from our clients and assess any collection issues. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We base our estimates on our historical collection experience, current trends, credit policy, and relationship of our accounts receivable and revenues. In determining these estimates, we examine historical write-offs of our receivables and review client accounts to identify any specific customer collection issues. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required. Our failure to estimate accurately the losses for doubtful accounts and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition, and results of operations. As of November 24, 2001, November 30, 2002, and May 16, 2003, $0.9 million, $1.4 million, and $1.6 million, respectively, were provided for doubtful accounts.

Goodwill and Other Intangible Assets. We account for our acquisitions of consolidated companies under the purchase method of accounting pursuant to SFAS No. 141, "Business Combinations." Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. Intangible assets consist principally of non-competition agreements and customer relationships and are generally amortized over five to ten years. Goodwill represents the excess of cost over net assets, including all identifiable intangible assets, of acquired businesses that are consolidated.

In accordance with SFAS No. 142, which we adopted in fiscal 2002, we ceased amortizing goodwill arising from acquisitions. In lieu of amortization, we perform an impairment review of our goodwill annually, or more frequently if there are indicators of impairment. There were no impairment losses related to goodwill due to the application of SFAS No. 142 in fiscal 2002, nor were there any indications of impairment in the twenty-four weeks ended May 16, 2003. If we determine through the impairment review process that goodwill has been impaired, we would record the impairment charge in our statement of income. The net amount of goodwill was approximately $24.8 million as of May 16, 2003.

We assess the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- a significant underperformance relative to expected historical or projected future operating results;

- a significant change in the manner of our use of the acquired asset or the strategy for our overall business;

- a significant negative industry or economic trend; and

- our market capitalization relative to net book value.

As part of this assessment, we would review the expected future undiscounted cash flows to be generated by the assets. When we determine that the carrying value of intangible assets may not be recoverable, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. The net amount of intangible assets was approximately $1.4 million as of May 16, 2003.

Accounting for Income Taxes. We record income taxes using the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Our financial statements contain certain deferred tax assets as well as other temporary differences between book and tax accounting. SFAS No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The decision to record a valuation allowance requires varying degrees of judgment based upon the nature of the item giving rise to the deferred tax asset. As a result of operating losses incurred in certain of our foreign subsidiaries, anticipated additional operating losses in the future and uncertainty as to the extent and timing of profitability in future periods, we recorded a full valuation allowance in certain of these foreign subsidiaries during the year ended November 30, 2002. Had we not recorded this allowance, we would have reported a lower effective tax rate than that recognized in our statements of income in fiscal 2002. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made. During the twenty-four weeks ended May 16, 2003, the valuation allowance was reduced slightly due to the anticipated use of certain net operating losses during fiscal 2003. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect our financial condition and results of operations. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state, or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates, deductibility of certain costs and expenses by jurisdiction, and as a result of acquisitions.

Results of Operations

The following table provides operating information as a percentage of revenues for the periods indicated:

	Fiscal year ended			Twenty-four weeks ended	
	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	May 10, 2002	May 16, 2003
	(52 weeks)	(52 weeks)	(53 weeks)		
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of services	56.3	59.7	61.7	61.2	62.6
Gross profit	43.7	40.3	38.3	38.8	37.4
Selling, general and administrative	26.4	28.7	28.0	28.8	26.1
Special charge	1.1	—	—	—	—
Income from operations	16.2	11.6	10.3	10.0	11.3
Interest and other income, net	1.9	0.9	0.3	0.4	0.2
Income before provision for income taxes and minority interest	18.1	12.5	10.6	10.4	11.5
Provision for income taxes	(7.5)	(5.3)	(4.5)	(4.2)	(4.8)
Income before minority interest	10.6	7.2	6.1	6.2	6.7
Minority interest	0.1	(0.4)	0.4	0.6	0.0
Net income	10.7%	6.8%	6.5%	6.8%	6.7%

Twenty-four Weeks Ended May 16, 2003 Compared to Twenty-four Weeks Ended May 10, 2002

Revenues. Revenues increased $22.8 million, or 43.7%, from $52.2 million for the twenty-four weeks ended May 10, 2002 to $75.0 million for the twenty-four weeks ended May 16, 2003. The increase in revenues was due primarily to an increase in the number of employee consultants, particularly as a result of the acquisition of the CEV business, an increase in utilization, increased billing rates for our employee consultants, and an increase in expenses billed to clients. Revenues derived from fixed-price engagements increased from 5.4% for the twenty-four weeks ended May 10, 2002 to 22.8% for the twenty-four weeks ended May 16, 2003. This increase is primarily due to the acquisition of the CEV business, which traditionally entered into fixed-price engagements. The total number of employee consultants increased from 328 at May 10, 2002 to 348 at May 16, 2003. Utilization was 69% for the twenty-four weeks ended May 10, 2002 as compared with 72% for the twenty-four weeks ended May 16, 2003. We experienced revenue increases in the twenty-four weeks ended May 16, 2003 primarily in our chemicals and petroleum, materials and manufacturing, finance, and energy and environment practice areas. These increases were partially offset by a revenue decrease in our transportation practice area.

Costs of Services. Costs of services increased by $15.0 million, or 47.0%, from $31.9 million in the twenty-four weeks ended May 10, 2002 to $47.0 million in the twenty-four weeks ended May 16, 2003. The increase was due primarily to an increase in the number of employee consultants, an overall increase in compensation expense for our employee consultants, and an increase in reimbursable expenses billed to clients. As a percentage of revenues, costs of services increased from 61.2% in the twenty-four weeks ended May 10, 2002 to 62.6% in the twenty-four weeks ended May 16, 2003. The increase as a percentage of revenues was due primarily to an increase in reimbursable expenses, such as out-of-pocket expenses and third-party fees billed to clients.

Selling, General, and Administrative. Selling, general, and administrative expenses increased by $4.6 million, from $15.1 million in the twenty-four weeks ended May 10, 2002 to $19.6 million in the twenty-four weeks ended May 16, 2003. As a percentage of revenues, selling, general, and administrative expenses decreased from 28.8% in the twenty-four weeks ended May 10, 2002 to 26.1% in the twenty-four weeks ended May 16, 2003. The primary contributors to the decrease as a percentage of revenues were decreases in overall compensation for administrative staff, legal and other professional fees, and travel expenses, and an overall increase in revenues at a greater rate than selling,

25

general and administrative expenses, which includes rent and other costs that are fixed in nature. These decreases were partially offset by an increase in rent and related expenses in the twenty-four weeks ended May 16, 2003 for estimated losses on subleases in our Washington, D.C. and downtown Los Angeles offices and a revenue-related increase in commission payments to outside experts.

Interest and Other Income, Net.   Net interest and other income decreased by $30,000, or 13.8%, from $217,000 in the twenty-four weeks ended May 10, 2002 to $187,000 in the twenty-four weeks ended May 16, 2003. This decrease resulted primarily from lower interest income due to the overall decline in short-term interest rates.

Provision for Income Taxes.   The provision for income taxes increased by $1.4 million to $3.6 million in the twenty-four weeks ended May 16, 2003. Our effective income tax rate increased from 40.2% in the twenty-four weeks ended May 10, 2002 to 41.5% in the twenty-four weeks ended May 16, 2003. The lower rate in the twenty-four weeks ended May 10, 2002 was due primarily to a tax benefit related to the closure of a foreign office in the second quarter of fiscal 2002.

Minority Interest.   Minority interest in the results of operations of NeuCo changed from a loss of $316,000 in the twenty-four weeks ended May 10, 2002 to a profit of $30,000 in the twenty-four weeks ended May 16, 2003 due to an increase in profits in NeuCo.

Fiscal 2002 Compared to Fiscal 2001

Revenues.   Revenues increased $20.9 million, or 19.0%, from $109.8 million for fiscal 2001 to $130.7 million for fiscal 2002. The increase in revenues was due primarily to an increase in the number of employee consultants, particularly as a result of the acquisition of the CEV business, increased billing rates for our consultants, and to a lesser extent, an additional week of revenues in fiscal 2002 compared to fiscal 2001, offset in part by a decrease in utilization and a decrease in NeuCo revenues. Utilization was 76% for fiscal 2001 as compared to 69% for fiscal 2002. Average utilization decreased in fiscal 2002 in part because of the acquisition of the CEV business, and otherwise would have averaged 73% for the year. The total number of employee consultants increased from 293 at the end of fiscal 2001 to 353 at the end of fiscal 2002. We experienced significant revenue increases during fiscal 2002 primarily in our chemicals and petroleum, finance, and electric utility practice areas.

Costs of Services.   Costs of services increased by $15.1 million, or 23.0%, from $65.6 million in fiscal 2001 to $80.7 million in fiscal 2002. The increase was due primarily to an increase in the number of employee consultants, particularly those acquired from the acquisition of the CEV business, and to a lesser extent, an overall increase in salaries and bonuses paid to our employee consultants. As a percentage of revenues, costs of services increased from 59.7% in fiscal 2001 to 61.7% in fiscal 2002. The increase as a percentage of revenues was due primarily to lower utilization of our employee consultants, particularly as a result of the acquisition of the CEV business, where the related employee consultants were not immediately utilized to the same extent as our other employees.

Selling, General, and Administrative.   Selling, general, and administrative expenses increased by $5.0 million, or 16.0%, from $31.6 million in fiscal 2001 to $36.6 million in fiscal 2002. As a percentage of revenues, selling, general, and administrative expenses decreased from 28.7% in fiscal 2001 to 28.0% in fiscal 2002. The primary contributors to the decrease as a percentage of revenues were a decrease in amortization of goodwill resulting from our adoption of SFAS No. 142 and a decrease in commission payments to outside experts. These decreases were partially offset by increases in overall compensation for administrative staff and rent expense.

Interest and Other Income, Net.   Net interest income decreased by $708,000, or 67.8%, from $1.0 million in fiscal 2001 to $337,000 in fiscal 2002. This decrease resulted primarily from the overall decline in short-term interest rates during fiscal 2002 and an increase in interest expense related to notes payable.

Provision for Income Taxes. The provision for income taxes increased by $31,000, or 0.5%, from $5.85 million in fiscal 2001 to $5.88 million in fiscal 2002. Our effective tax rate was unchanged at 42.7% in fiscal 2001 and fiscal 2002. Although our effective tax rate was unchanged, NeuCo's net losses, for some of which NeuCo cannot receive a current tax benefit, were offset by the use of certain net operating losses in Mexico that were previously fully reserved.

Minority Interest. Minority interest in the results of operations of NeuCo decreased from a gain of $416,000 in fiscal 2001 to a loss of $547,000 in fiscal 2002 due to a change from profit at NeuCo in fiscal 2001 to a loss in fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

Revenues. Revenues increased $27.3 million, or 33.0%, from $82.5 million for fiscal 2000 to $109.8 million for fiscal 2001. The increase in revenues was due primarily to an increase in the number of employee consultants, an increase in consulting services performed for new and existing clients during the period, and to a lesser extent, increased billing rates for our consultants. Utilization was 73% for fiscal 2000 as compared to 76% for fiscal 2001. The total number of employee consultants increased from 255 at the end of fiscal 2000 to 293 at the end of fiscal 2001. We experienced revenue increases during fiscal 2001 in both our legal and regulatory consulting services and business consulting services and, in particular, generated significant revenue increases in our competition and electric utility practice areas.

Costs of Services. Costs of services increased by $19.2 million, or 41.2%, from $46.4 million in fiscal 2000 to $65.6 million in fiscal 2001. As a percentage of revenues, costs of services increased from 56.3% in fiscal 2000 to 59.7% in fiscal 2001. The increase as a percentage of revenues was due primarily to an overall increase in salary and bonus paid to our more senior employee consultants and a shift in our employee base toward a larger percentage of these more highly compensated employee consultants.

Selling, General, and Administrative. Selling, general, and administrative expenses increased by $9.7 million, or 44.5%, from $21.8 million in fiscal 2000 to $31.6 million in fiscal 2001. As a percentage of revenues, selling, general, and administrative expenses increased from 26.4% in fiscal 2000 to 28.7% in fiscal 2001. Contributing to the increase were commission payments to outside experts, an increase in administrative staff, rents and other expenses for additional office space including foreign offices in London, Melbourne, and Wellington, an increase in indirect travel costs, and amortization costs related to an acquired business.

Special Charge. In the fourth quarter of fiscal 2000, we relocated our London and Washington, D.C. offices and recorded a special charge of $878,000, which consisted primarily of duplicate rent and the remaining lease obligations for the former space of these offices.

Interest and Other Income, Net. Net interest income decreased by $497,000, or 32.2%, from $1.5 million in fiscal 2000 to $1.0 million in fiscal 2001. This decrease resulted primarily from the overall decline in short term interest rates during fiscal 2001.

Provision for Income Taxes. The provision for income taxes decreased by $318,000, or 5.2%, from $6.2 million in fiscal 2000 to $5.8 million in fiscal 2001. Our effective tax rate increased slightly from 41.3% in fiscal 2000 to 42.7% in fiscal 2001 primarily due to foreign net operating losses not currently benefited.

Minority Interest. Minority interest in the results of operations of NeuCo increased from a loss of $70,000 in fiscal 2000 to a profit of $416,000 in fiscal 2001 due to an increase in revenues and profit in NeuCo.

Unaudited Quarterly Results

The following table presents unaudited quarterly statement of income information for the ten quarters ended May 16, 2003. The information for the third fiscal quarter of fiscal 2001 and subsequent fiscal quarters includes the results of operations attributable to the acquisition of certain assets of PA Consulting Group, Inc. for the period after July 18, 2001. The information for the second fiscal quarter of fiscal 2002 and subsequent fiscal quarters includes the results of operations attributable to the acquisition of certain assets of the North American operations of the CEV business for the period after April 29, 2002. The information for the third fiscal quarter of fiscal 2002 and subsequent fiscal quarters includes the results of operations attributable to the acquisition of certain assets of the U.K. operations of the CEV business. The quarterly information for fiscal 2001 and fiscal 2002 is derived from and is qualified by reference to the audited consolidated financial statements included in this prospectus beginning on page F-1. In the opinion of our management, this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The first, second, and fourth quarters of each fiscal year are 12-week periods, except that the fourth quarter of fiscal 2002 is a 13-week period. The third quarter of each fiscal year is a 16-week period. Accordingly, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful if the quarters being compared have different lengths. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period. For risks associated with fluctuations in our quarterly revenues and results of operations, see "Risk Factors—Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock."

	Fiscal 2001				Fiscal 2002				Fiscal 2003	
	Quarter ended									
	Feb. 16, 2001	May 11, 2001	August 31, 2001	Nov. 24, 2001	Feb. 15, 2002	May 10, 2002	August 30, 2002	Nov. 30, 2002	Feb. 21, 2003	May 16, 2003
	(12 weeks)	(12 weeks)	(16 weeks)	(12 weeks)	(12 weeks)	(12 weeks)	(16 weeks)	(13 weeks)	(12 weeks)	(12 weeks)
	(In thousands)									
Revenues	$21,144	$24,567	$34,914	$29,179	$24,202	$28,016	$42,027	$36,445	$34,785	$40,245
Costs of services .	12,531	14,660	20,926	17,473	14,677	17,266	25,598	23,118	21,698	25,261
Gross profit	8,613	9,907	13,988	11,706	9,525	10,750	16,429	13,327	13,087	14,984
Selling, general and administrative . .	6,580	7,318	9,809	7,849	6,912	8,148	11,754	9,786	9,261	10,349
Income from operations	2,033	2,589	4,179	3,857	2,613	2,602	4,675	3,541	3,826	4,635
Interest and other income (expense), net .	339	276	308	122	108	109	(61)	181	(6)	193
Income before provision for income taxes and minority interest	2,372	2,865	4,487	3,979	2,721	2,711	4,614	3,722	3,820	4,828
Provision for income taxes . .	(1,082)	(1,128)	(1,894)	(1,744)	(1,129)	(1,052)	(2,079)	(1,619)	(1,572)	(2,017)
Income before minority interest	1,290	1,737	2,593	2,235	1,592	1,659	2,535	2,103	2,248	2,811
Minority interest .	123	(33)	(186)	(320)	(28)	344	52	179	(41)	11
Net income	$ 1,413	$ 1,704	$ 2,407	$ 1,915	$ 1,564	$ 2,003	$ 2,587	$ 2,282	$ 2,207	$ 2,822

Liquidity and Capital Resources

As of May 16, 2003, we had cash and cash equivalents of $23.3 million, short-term and long-term investments of $5.0 million, and working capital of $43.5 million.

In the twenty-four weeks ended May 16, 2003, net cash provided by operating activities was $7.6 million, resulting primarily from net income of $5.0 million and an increase in accounts payable, accrued expenses, and other liabilities of $5.1 million, offset in part by an increase in accounts receivable of $5.1 million. Net cash provided by operating activities was $13.4 million for fiscal 2002, $5.9 million for fiscal 2001, and $2.9 million for fiscal 2000. In fiscal 2002, cash generated from operating activities resulted primarily from net income of $8.4 million and an increase in accounts payable, accrued expenses, and other liabilities of $5.3 million, offset in part by an increase in accounts receivable of $1.4 million and an increase in prepaid expenses and other assets of $0.8 million. In fiscal 2001, cash generated from operating activities resulted primarily from net income of $7.4 million and an increase in accounts payable, accrued expenses, and other liabilities of $5.3 million, offset in part by an increase in accounts receivable of $3.6 million and an increase in unbilled services of $4.2 million. In fiscal 2000, cash generated from operating activities resulted primarily from net income of $8.8 million, offset in part by an increase in accounts receivable of $5.6 million.

Net cash used in investing activities for the twenty-four weeks ended May 16, 2003 was $2.5 million, consisting of $3.0 million used to purchase property and equipment, offset by net sales of investments of $0.5 million. Net cash used in investing activities was $14.8 million for fiscal 2002, $3.1 million for fiscal 2001, and $5.4 million for fiscal 2000. In fiscal 2002, net cash used in investing activities consisted principally of $10.5 million used to purchase certain assets of the North American and U.K. operations of the CEV business and $3.9 million used to purchase property and equipment. Net cash used in investing activities in fiscal 2001 consisted of $3.6 million used to purchase furniture, fixtures, and computer equipment, offset by net sales of investments. Net cash used in investing activities for fiscal 2000 consisted of $4.8 million used to acquire the consulting business of Dr. Gordon C. Rausser and $3.4 million used to purchase furniture, fixtures, and computer equipment, offset in part by net sales of short-term investments of $2.9 million.

Net cash used in financing activities for the twenty-four weeks ended May 16, 2003 was $0.8 million, consisting principally of the final payments on notes payable in connection with the acquisition of a line of business from PA Consulting Group, Inc. in July 2001 and a payment made in March 2003 by NeuCo to repurchase and cancel shares from a minority interest stockholder. Net cash used in financing activities was $2.0 million for fiscal 2002 and $1.1 million for fiscal 2001, consisting principally of payments on notes payable in connection with the acquisition of a line of business from PA Consulting Group, Inc. The notes were payable on a quarterly basis through December 31, 2002. Net cash used in financing activities for fiscal 2002 was offset in part by $0.7 million in proceeds from the issuance of common stock. In fiscal 2000, our financing activities generated net cash of $2.8 million, which reflects $3.4 million resulting from a net investment in NeuCo by Babcock Borsig Power GmbH, offset in part by payments made on notes payable to former stockholders, by payments on a loan from minority interest owners of NeuCo, and by costs related to our sale of stock in a public offering in fiscal 1999.

In connection with our acquisition of the consulting business of Dr. Rausser, we loaned Dr. Rausser $4.5 million, which he used to purchase shares of our common stock. The loan is scheduled to be repaid in 2004. If the acquired business meets specified performance targets, we will owe Dr. Rausser additional consideration, payable in the first quarter of fiscal 2004. We are currently in discussion with Dr. Rausser, who may agree to extend substantially the duration of his exclusive relationship with us, and we may agree to extend the time for the repayment of his loan and for him to meet his specified performance targets.

We currently have available a $2.0 million revolving line of credit with our bank, which is secured by our accounts receivable. This line of credit automatically renews each year on June 30 unless terminated earlier by either our bank or us. No borrowings were outstanding under this line of credit as of July 14, 2003.

We believe that our proceeds from this offering, our current cash balances, cash generated from our operations, and credit available under our bank line of credit will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

Quantitative and Qualitative Disclosure About Market Risk

As of May 16, 2003, we were exposed to market risks, which primarily include changes in U.S. interest rates and foreign currency exchange rates.

We maintain a portion of our investments in financial instruments with purchased maturities of one year or less and a portion of our investments in financial instruments with purchased maturities of two years or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Because these financial instruments are readily marketable, an immediate increase in interest rates would not have a material effect on our financial position.

We are subject to risk from changes in foreign exchange rates for our subsidiaries that use a foreign currency as their functional currency. We do not currently enter into foreign exchange agreements to hedge our exposure, but we may do so in the future if our foreign operations expand.

BUSINESS

Introduction

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant implications or consequences for the parties involved. Matters such as these often require independent analysis, and as a result companies must outsource this work to outside experts. Companies turn to us because we can provide large teams of highly credentialed and experienced economic and finance experts to address complex, high-stakes matters.

We offer consulting services in two broad areas: legal and regulatory consulting, which represents approximately 65% of our services revenues, and business consulting, which represents approximately 35% of our services revenues. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of May 16, 2003, we employed 348 consultants, including 97 employee consultants with doctorates and 113 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering. We are extremely selective in our hiring of consultants, recruiting from leading universities, industry, and government. Many of our employee consultants are nationally or internationally recognized as experts in their respective fields and have published scholarly articles, lectured extensively, and have been quoted in the press. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned academic and industry experts, or outside experts.

Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 16 offices located around the world, we provide multiple services across ten areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically occur without regard to the business cycle.

In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients such services as strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals, electric power and other energy industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local government agencies; governments of foreign countries;

public and private utilities; and national and international trade associations. Our clients come from a broad range of industries, with our top ten clients in fiscal 2002 accounting for approximately 25% of our revenues and no single client accounting for more than 5% of our revenues. We also work with many of the world's leading law firms. We experience a high level of repeat business; in fiscal 2002, approximately 80% of our revenues resulted from either ongoing engagements or new engagements for existing clients.

We deliver our services through a global network of 16 coordinated offices located domestically in Boston, Massachusetts; College Station and Houston, Texas; Los Angeles, Oakland, and Palo Alto, California; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Washington, D.C., and internationally in Brussels, Belgium; Dubai, United Arab Emirates; London, United Kingdom; Melbourne, Australia; Mexico City, Mexico; Toronto, Canada; and Wellington, New Zealand.

Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $130.7 million in fiscal 2002, an increase of approximately 192%, or a compounded annual growth rate of 24% per year. Since our initial public offering, we have increased the number of our offices from three to 16, including seven international offices. We have increased the number of our consultants from 120 to 348 at the end of our second fiscal quarter in 2003, and those with doctorates or other advanced degrees from 73 to 210. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and six acquisitions. We have successfully acquired and integrated consulting firms into our culture while retaining the key employees and delivering consistent, high quality services.

Industry Overview

Businesses are operating in an increasingly complex environment. Technology has provided companies with almost instantaneous access to a wide range of internal information, such as supply costs, inventory values, and sales and pricing data, as well as external information, such as market demand forecasts and customer buying patterns. The Internet has changed traditional distribution channels, thereby eliminating barriers to entry in many industries and spurring new competition. At the same time, markets are becoming increasingly global, offering companies the opportunity to expand their presence throughout the world and exposing them to increased competition and the uncertainties of foreign operations. Many industries are consolidating as companies pursue mergers and acquisitions in response to an increase in competitive pressures and to expand their market opportunities. In addition, companies are increasingly relying on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. As a result of this increasingly competitive and complex business environment, companies must constantly gather, analyze, and use available information to enhance their business strategies and operational efficiencies.

The increasing complexity and changing nature of the business environment are also forcing governments to modify their regulatory strategies. For example, industries such as healthcare are subject to frequently changing regulations, and other industries, such as telecommunications and electric power, have been significantly impacted by deregulation. Similarly, numerous high-profile corporate misdeeds led to the passage of the Sarbanes-Oxley Act of 2002, which significantly enhanced the financial disclosure requirements applicable to public companies. These constant changes in the regulatory environment have led to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, corporate litigation has also become more complicated, protracted, expensive, and important to the parties involved.

As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products, and analysis of supply limitations. Governments are also relying, to an increasing extent, on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, we believe that companies and governments are turning to outside consultants for access to the specialized expertise, experience, and prestige that are not available to them internally.

Competitive Strengths

Since 1965, we have been committed to providing sophisticated consulting services to our clients. We believe that the following factors have been critical to our success.

Strong Reputation for High-Quality Consulting; High Level of Repeat Business. For more than 37 years, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and strategy consulting, as evidenced by our high level of repeat business and significant referrals from existing clients. In fiscal 2002, approximately 80% of our revenues resulted from ongoing engagements and new engagements for existing clients. In addition, we believe our significant name recognition, which we developed as a result of our work on many high-profile litigation and regulatory engagements, has enhanced the development of our business consulting practice.

Highly Educated, Experienced, and Versatile Consulting Staff. We believe our most important asset is our base of employee consultants, particularly our senior consultants. Of our 348 employee consultants as of May 16, 2003, 224 were either vice presidents, principals, associate principals, or senior associates, nearly all of whom have a doctorate or other advanced degree. Many of these senior employee consultants are nationally or internationally recognized as experts in their respective fields. In addition to their expertise in a particular field, most of our employee consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to our ability to apply our resources as needed to meet the demands of our clients. As a result, we seek to hire consultants who not only have strong analytical skills, but who are also creative, intellectually curious, and driven to develop expertise in new practice areas and industries.

Global Presence. We deliver our services through a global network of 16 coordinated offices, including nine domestic and seven international offices. Our international offices are in Brussels, Dubai, London, Melbourne, Mexico City, Toronto, and Wellington, New Zealand. Many of our clients are multi-national firms with issues that cross international boundaries, and we believe our global presence provides us with a competitive advantage to address complex issues that span countries and continents. Our global presence also gives us access to many of the leading experts around the world on a variety of issues, allowing us to expand our knowledge base and areas of functional expertise.

Diversified Business. Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of expertise, client base, and geography. Through 16 offices located around the world, we provide multiple services across ten areas of functional expertise to hundreds of clients across 12 vertical industries. By maintaining expertise in multiple industries, we are able to offer clients creative and pragmatic advice tailored to their specific markets. By offering clients both legal and regulatory consulting services and business consulting services, we are able to satisfy an array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables us to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in other disciplines. We believe this diversification reduces our dependence on any particular market, industry, or geographic area. Furthermore, our legal and regulatory consulting business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically occur without regard to the business cycle. Our diversity also enhances our expertise and the range of issues that we can address on behalf of our clients.

Diversified Client Base.   We have completed thousands of engagements for clients in a broad range of industries around the world. In fiscal 2002, our top ten clients accounted for approximately 25% of our revenues, with no single client accounting for more than 5% of our revenues. Our clients include major firms in: computers and telecommunications; media, entertainment, and professional sport leagues; transportation; pharmaceuticals; chemicals, oil, and gas; electric utilities, environment, and other energies; materials and manufacturing; aerospace and defense; foods and other consumer goods; investment banking; public accounting and other professional services; and retailing.

Established Corporate Culture.   Our success has resulted in part from our established corporate culture. We believe we attract consultants because of our more than 37-year history, our strong reputation, the credentials, experience, and reputation of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned outside experts, and our collegial atmosphere. Our attractiveness as an employer is reflected in our low voluntary turnover rate among senior employee consultants, which has been below 10% per year in recent years. We believe our corporate culture has also contributed to our ability to integrate acquisitions successfully.

Access to Leading Academic and Industry Experts.   To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of outside experts. Depending on client needs, we use outside experts for their specialized expertise, assistance in conceptual problem-solving, and expert witness testimony. We work regularly with renowned professors at Brigham Young University, Cornell University, Georgetown University, Harvard University, the Massachusetts Institute of Technology, Stanford University, Texas A&M University, the University of California at Berkeley, the University of California at Los Angeles, the University of Toronto, the University of Virginia, and other leading universities. Outside experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with prestigious outside experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis. We have exclusive relationships with 28 outside experts and non-exclusive relationships with numerous additional outside experts.

Demonstrated Success with Acquisitions.   Since fiscal 1998, we have made six acquisitions. These acquisitions have contributed to our growth in revenues, number of consultants, geographic presence, vertical industry coverage, and areas of functional expertise. In each case, we have been able to integrate these acquisitions into our culture and retain the key consultants, in part because of our systematic approach to the integration of acquired businesses. We devote a substantial amount of effort to ensuring that acquired consultants understand our compensation system and have expectations and incentives similar to those of our existing consultants. We make efforts to place acquired consultants appropriately within our management hierarchy, and we regularly appoint acquired consultants to internal committees to provide meaningful participation in the management of our business. We also promote the integrated staffing of new engagements so that existing and acquired consultants begin to work together as a team. We believe our success with these acquisitions is a key competitive advantage that will allow us to pursue additional acquisitions to expand the breadth and scope of services we provide.

Growth Strategy

We intend to enhance our position as a leading economic and business consulting firm by pursuing the following growth strategy:

Attract and Retain High Quality Consultants. Since our employee consultants are our most important asset, our ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to our success. In order to attract highly qualified consultants, we offer competitive compensation and benefits and have developed a career enhancement program that offers consultants career enrichment opportunities and access to individualized training and mentoring programs. We grant stock options to selected employees as part of our effort to attract and retain consultants.

Leverage Investments in Areas of Functional Expertise, Vertical Industry Coverage, and Geographic Presence. Since 1998, we have made significant investments in the expansion of our business, including acquisitions, the addition of areas of functional expertise and vertical industry coverage, and the opening of several offices. We have significantly increased our global presence with the addition of seven international offices. In recent quarters, we have begun to see the benefits of this expansion as we have grown revenues without making commensurate increases in staff and general and administrative expenses, leading to improved operating margins. We intend to continue to leverage the investments in expertise and infrastructure we have made in recent years.

Continue to Build Brand Equity and Increase Marketing Activities. Although we have historically relied primarily on our reputation and client referrals for new business, we have expanded our marketing activities in order to attract new clients and increase our exposure. For example, we have increased our presence at selected conferences, seminars, and public speaking engagements to generate additional client referrals and leads for new clients. We have also increased circulation of our publications to clients, which highlight emerging trends and our noteworthy engagements, and have encouraged our consultants to publish articles more frequently in the trade press and academic journals. We intend to continue to pursue these and other opportunities to expand our marketing activities.

Establish Relationships with Additional Outside Experts. We intend to develop additional relationships with leading academic and industry experts. Since our initial public offering, we have increased the number of exclusive relationships we have with outside experts from eight to 28. Outside experts help us serve our clients better, provide us with new sources of business, and expand our network of academic affiliations. Moreover, we believe that affiliations with additional, prestigious outside experts will further enhance our reputation and aid in recruiting consultants.

Pursue Strategic Acquisitions. We intend to continue to expand our operations through the acquisition of complementary businesses. Given the highly fragmented nature of the consulting industry, we believe that there are numerous opportunities to acquire small consulting firms. For example, we acquired The Tilden Group in December 1998, FinEcon in February 1999, the consulting business of Dr. Gordon C. Rausser in October 2000, certain assets from PA Consulting Group, Inc. in July 2001, and the North American and U.K. operations of the CEV business in April and May 2002, respectively. We believe the acquisition of complementary businesses will provide us with additional employee consultants, new service offerings, additional industry expertise, a broader client base, or offices in new geographic locations.

Services

We offer services in two broad areas: legal and regulatory consulting and business consulting. Engagements in our two service areas often involve similar areas of expertise and address related issues, and it is common for our consultants to work on engagements in both service areas. We estimate that we derived approximately 65% of our service revenues in fiscal 2002 from legal and regulatory consulting and approximately 35% from business consulting. Together, these two service areas comprised approximately 97% of our consolidated revenues in fiscal 2002; the remaining consolidated revenues, approximately 3%, came from our NeuCo subsidiary.

Legal and Regulatory Consulting

In our legal and regulatory consulting practice, we usually work closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings. Many of the lawsuits and regulatory proceedings in which we are involved are high-stakes matters, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a securities fraud case. The ability to formulate and communicate effectively powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Through our highly educated and experienced consulting staff, we apply advanced analytic techniques in economics and finance to complex engagements for a diverse group of clients. Our consultants work with law firms to assist in developing the theory of the case, preparing the testimony of expert witnesses, and preparing for the cross-examination of adverse witnesses. We also provide or identify expert witnesses from among our employees and from among our outside experts or others in academia. In addition, our consultants provide general litigation support, including reviewing legal briefs and assisting in the appeals process.

The following is a summary of the areas of functional expertise that we offer in legal and regulatory consulting engagements.

Areas of Functional Expertise	Description of Services
Antitrust	Expert testimony and analysis to support law firms and their clients involved in antitrust litigation. Areas of expertise include collusion, price signaling, monopolization, tying, exclusionary conduct, resale price maintenance, predatory pricing, and price discrimination.
Finance	Valuations of businesses, products, intellectual property, contracts, and securities. Expert testimony on valuation theory. Risk assessment for derivative securities. Computations of damages and liability analysis in securities fraud cases.
Environment	Expert testimony and consulting for environmental disputes in litigation proceedings and before government agencies. Services include determining responsibility for cleanups; estimating damages for spills, disposals, and other environmental injuries; performing regulatory cost-benefit analysis; and developing innovative compliance techniques, such as emissions trading.
Mergers and Acquisitions	Economic analysis to assist clients in obtaining domestic and foreign regulatory approvals, in proceedings before government agencies, such as the U.S. Federal Trade Commission, the U.S. Department of Justice, the Merger Task Force at the European Commission, and the Canadian Competition Bureau. Analyses include simulating the effects of mergers on prices, estimating demand elasticities, designing and administering customer and consumer surveys, and studying possible acquisition-related synergies.

Areas of Functional Expertise	Description of Services
Intellectual Property	Consulting and expert testimony in patent, trademark, copyright, trade secret, and unfair competition disputes. Services include valuing property rights and estimating lost profits, reasonable royalties, unjust enrichment, and prejudgment interest.
Damages	Calculation of damages and critiquing opposing estimates of damages in complex commercial litigation. Analyses of specific economic attributes, such as price and sales volume, using expertise in applied microeconomics and econometrics.
International Trade	Expert testimony and consulting in international trade disputes. Expertise includes antidumping, countervailing duty examinations, and other disputes involving a wide range of industries and numerous countries.

Business Consulting

In our business consulting practice, we typically provide services directly to companies seeking assistance with strategic issues that require expert economic, financial, or business analysis. Many of these matters involve "mission-critical" decisions for clients, who often need strategic and implementation support for major business transactions or transformations. We apply a highly analytical, quantitative, and focused approach to help companies analyze and respond to market forces and competitive pressures that affect their businesses. We offer analytical advice in areas such as shareholder value and business portfolio analysis, asset and liability valuation, competitive strategy and new product pricing, performance improvement, organizational design, change management, technology strategy, and asset auctions. Applying our in-depth knowledge of specific industries, we are able to provide insightful, value-added advice to our clients. Our business consulting projects are staffed with experienced senior consultants who use a collaborative team approach to offer clients practical and creative advice by challenging conventional approaches and generally avoiding predetermined solutions or methodologies.

The following is a summary of the areas of functional expertise that we offer in business consulting engagements.

Areas of Functional Expertise	Description of Services
Business Strategy	Advising clients on investment opportunities, cost-reduction programs, turnaround strategies, risk management, capital investments, due diligence investigations, valuations, and pricing strategies. Conducting shareholder value and business portfolio analyses. Assessment of the strategic and financial fit of acquisition candidates. Analyses include assessment of competitive advantages, efficiencies, and antitrust implications of acquisitions.
Finance	Valuing businesses, products, intellectual property, contracts, and securities. Assessing risk for derivative securities, testing of forward price curves, and marking-to-market for fair valuation.
Market Analysis	Advising clients on product introductions and positioning, pricing strategies, competitive threats and probable market reactions to proposed actions. Analyses include identifying and understanding market trends, measuring market size, estimating supply and demand balances, analyzing procurement strategies, and evaluating the impact of government regulations.

Areas of Functional Expertise	Description of Services
Intellectual Property and Technology Strategy	Assisting clients in managing industrial technologies from assessment through implementation, including analysis of the development process for products and services. Assessing the commercialization of new technologies by quantifying the costs and benefits of obtaining and implementing new technology. Conducting competitive analyses through statistical comparisons of key factors, such as raw materials costs and productivity. Analyzing how to maximize value from intellectual property portfolios.

Industry Expertise

We believe our ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries is one of our key competitive strengths. By maintaining expertise in certain industries, we provide clients practical advice tailored to their specific markets. This industry expertise, which we developed over decades of providing sophisticated consulting services to a diverse group of clients in many industries, differentiates us from many of our competitors. We believe that we have developed a strong reputation and substantial name recognition within specific industries, which has lead to repeat business and new engagements from clients in those markets. While we provide services to clients in a wide variety of industries, we have particular expertise in the following industries:

- Aerospace and defense
- Chemicals
- Electric power and other energy industries
- Financial services
- Healthcare
- Materials and manufacturing
- Media
- Oil and gas
- Pharmaceuticals
- Sports
- Telecommunications
- Transportation

Clients

We have completed thousands of engagements for clients around the world, including domestic and foreign corporations; federal, state, and local government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Very frequently, we work with major law firms who approach us on behalf of their own clients. While we have particular expertise in a number of industries, we provide services to a diverse group of clients in a broad range of industries. No single client accounted for more than 5% of our revenues in fiscal 2002. Our policy is to keep the identities of our clients confidential unless our work for the client is already publicly disclosed.

The following are examples of our client engagements:

Legal and Regulatory Consulting

- We were engaged by the Department of Justice to provide research assistance in antitrust litigation against Microsoft. One of our outside experts served as the government's chief economic witness in the case.

- We were engaged by merchants accepting Visa and MasterCard to analyze the competitive effects of Visa and MasterCard's debit cards. We used economic theory, factual analysis, and empirical methods to determine whether the conduct of Visa and MasterCard harmed competition, merchants, and consumers, and to develop an estimate of damages.

- We were engaged by a leading consumer products company to assist with the review by the Department of Justice of the company's proposed acquisition of the product line of another company. We analyzed whether consumers would view the target product line as a close substitute for the client's own product line, thereby assessing the competitive impact of the acquisition.

- We were engaged by a major television network to analyze the financial impact of one of its telecasts on the market value of a leading cigarette manufacturer.

- We were engaged by a prominent consumer electronics company to assess the fairness of its tender offer acquisition of another company.

- We were engaged by a professional sports organization to assess whether financial damages resulted from a prohibition on the relocation of one of its franchises.

Business Consulting

- We were engaged by the valuation group of an oil exploration and production company to instruct them on the use of "real-options" techniques in valuing exploration and development opportunities.

- Approximately ten years ago, we were engaged by a major pharmaceutical company to assist in a class-action price fixing lawsuit. Since that time, we have had an ongoing business consulting relationship that has included an evaluation of competitive strategy, the development of financial models, the development and implementation of marketing strategies, and capital budgeting.

- We were engaged by a major North American metals mining company to analyze which of several acquisitions would best complement its business.

- We were engaged by an overseas government entity to develop the conceptual design of and detailed rules for the competitive electricity market in its home country.

- We were engaged by a North American government entity to design and implement an auction of fossil plant capacity and output in its local jurisdiction. We were responsible for marketing both the power purchase arrangements and the auction, designing and hosting the public website, communicating with prospective bidders and other interested parties, and drafting auction documents.

Software Subsidiary

NeuCo, a subsidiary of which we own 59.7%, develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electric utilities. Although NeuCo had its origins in one of our consulting engagements, it is primarily a software company that operates independently from our consulting business. NeuCo's products and services are designed to help utilities optimize the use of their power plants by improving heat rate, reducing emissions, overcoming operating constraints, and increasing output capability. NeuCo earned revenues of approximately $2.8 million in fiscal 2000, $5.1 million in fiscal 2001, $3.4 million in fiscal 2002, and $1.9 million in the twenty-four weeks ended May 16, 2003. NeuCo sustained a net loss of approximately $139,000 in fiscal 2000, generated a net profit of approximately $839,000 in fiscal 2001, sustained a net loss of approximately $1.1 million in fiscal 2002, and generated a net profit of $72,000 in the twenty-four weeks ended May 16, 2003.

Human Resources

On May 16, 2003, we had 486 employees, including 348 employee consultants, comprising 88 vice presidents, 161 other senior employee consultants (either principals, associate principals, senior associates, or consulting associates) and 99 junior consultants (either associates or analysts), as well as 138 administrative staff members. Vice presidents and principals generally work closely with clients, supervise junior consultants, provide expert testimony on occasion, and seek to generate business for CRA. Principals, associate principals, senior associates, and consulting associates typically serve as project managers and handle complex research assignments. Consulting associates, associates, and analysts gather and analyze data sets and complete statistical programming and library research.

We derive most of our revenues directly from the services provided by our employee consultants. Our employee consultants were responsible for securing engagements that accounted for approximately 67% of our total revenues in fiscal 2001 and 69% of our total revenues in fiscal 2002. Our top five employee consultants generated approximately 19% of our total revenues in fiscal 2001 and 16% in fiscal 2002. Our employee consultants have backgrounds in many disciplines, including economics, business, corporate finance, materials sciences, and engineering. Most of our senior employee consultants, consisting of vice presidents, principals, associate principals, senior associates, and consulting associates, have either a doctorate or another advanced degree in addition to substantial management, technical, or industry expertise. Of our total senior employee consulting staff of 249 as of May 16, 2003, 97 have doctorates, and 113 have other advanced degrees. We believe our financial results and reputation are directly related to the number and quality of our employee consultants.

We are highly selective in our hiring of consultants, recruiting primarily from leading universities, industry, and government. We believe consultants choose to work for us because of our strong reputation; the credentials, experience, and reputation of our consultants; the opportunity to work on a diverse range of matters and with renowned outside experts; and our collegial atmosphere. We believe that our attractiveness as an employer is reflected in our relatively low turnover rate among employees. We use a decentralized, team hiring approach. We have a selective group of leading universities and degree programs from which we recruit candidates.

Our training and career development program for our employee consultants focuses on three areas: supervision, seminars, and scheduled courses. This program is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. New employee consultants participate in a structured program in which they are partnered with an assigned mentor. Through our ongoing seminar program, outside speakers make presentations and conduct discussions with our employee consultants on various topics. In addition, employee consultants are expected to present papers, discuss significant cases, or outline new analytical techniques or marketing opportunities periodically at in-house seminars. We also provide scheduled courses designed to improve an employee's professional skills, such as presentation and sales and marketing techniques. We also encourage our employee consultants to pursue their academic interests by writing articles for economic and other journals.

Most of our vice presidents have signed non-solicitation agreements, which generally prohibit the employee from soliciting our clients or soliciting and/or hiring our employees for one year or longer following termination of the person's employment with CRA. In order to align each vice president's interest with our overall interests and profitability, we have adopted a policy requiring each of our vice presidents to have an equity interest in us. All of our senior employee consultants who were stockholders before our initial public offering are parties to a stock restriction agreement that prohibits them, except under certain circumstances, from selling or otherwise transferring shares of our common stock held immediately before the initial public offering and generally enables us to repurchase a portion of these shares at a substantial discount if they were to leave us during the restriction period. The amount of shares subject to these restrictions declines over the life of the agreement.

We maintain a discretionary bonus program through which we grant performance-based bonuses to our officers and other employees. Our compensation committee, in its discretion, determines the bonuses to be granted to our officers, and our chief executive officer, in his discretion, determines the bonuses to be granted to our other employees, based on recommendations of the various committees supervising the employees' work.

In addition, we work closely with a select group of outside experts from leading universities and industry, who supplement the work of our employee consultants and generate business for us. In each of fiscal 2001 and fiscal 2002, six of our exclusive outside experts were responsible for securing engagements that accounted for approximately 28% and 21% of our revenues in those years. We believe outside experts choose to work with us because of the interesting and challenging nature of our work, the opportunity to work with our quality-oriented consultants, and the financially rewarding nature of the work. Twenty-eight outside experts, generally comprising the more active of those with whom we work, have entered into non-competition agreements with us as of May 16, 2003.

Marketing

We rely to a significant extent on the efforts of our employee consultants, particularly our vice presidents and principals, to market our services. We encourage our employee consultants to generate new business from both existing and new clients, and we reward our employee consultants with increased compensation and promotions for obtaining new business. In pursuing new business, our consultants emphasize our institutional reputation and experience, while also promoting the expertise of the particular employees who will work on the matter. Many of our consultants have published articles in industry, business, economic, legal, and scientific journals, and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. On occasion, employee consultants work with one or more outside experts to market our services.

We supplement the personal marketing efforts of our employee consultants with firm-wide initiatives. We rely primarily on our reputation and client referrals for new business and undertake traditional marketing activities. We regularly organize seminars for existing and potential clients featuring panel members that include our consultants, outside experts, and leading government officials. We have an extensive set of brochures organized around our service areas, which describes our experience and capabilities. We also provide information about CRA on our corporate Web site. We distribute publications to existing and potential clients highlighting emerging trends and noteworthy engagements. Because existing clients are an important source of repeat business and referrals, we communicate regularly with our existing clients to keep them informed of developments that affect their markets and industries.

In our legal and regulatory consulting practice, we derive much of our new business from referrals by existing clients. We have worked with leading law firms across the country and believe we have developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For our business consulting practice, we also rely on referrals from existing clients, but supplement referrals with a significant amount of direct marketing to new clients through conferences, publications, presentations, and direct solicitations.

We have recently undertaken a corporate branding initiative. The purpose of the initiative is to establish a unified corporate look and ensure that our corporate materials reflect our image and reinforce our business strategy. Our goal is to articulate our value proposition more effectively to the marketplace and produce a more consistent "look and feel" for our corporate collateral materials. As part of the initiative, we have engaged a professional branding firm and organized several internal working groups representing a broad cross-section of our offices and practice areas. We intend to launch our new brand in the spring of 2004.

It is important to us that we conduct business ethically and in accordance with industry standards and our own rigorous professional standards. We carefully consider the pursuit of each specific market, client, and engagement. Before we accept a new client or engagement, we determine whether a conflict of interest exists by circulating a client development report among our senior staff and by checking our internal client database. If we accept an engagement where a potential conflict could arise, we take steps to separate the employee consultants working on other matters that could conflict with the new engagement in an effort to prevent the exchange of confidential information.

Competition

The market for economic and business consulting services is intensely competitive, highly fragmented, and subject to rapid change. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic consulting firms and individual academics. We believe the principal competitive factors in this market are reputation, analytical ability, industry expertise, and service. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. We believe the principal competitive factors in this market are reputation, industry expertise, analytical ability, service, and price. Many of our competitors have national and international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do. Some of our competitors also have a significantly broader geographic presence than we do. We may be unable to compete successfully with our existing competitors or with any new competitors.

Facilities

In the aggregate, as of May 16, 2003, we lease approximately 201,000 square feet of office space in Boston, Massachusetts and for our other offices. Of this total, we have subleased to other companies approximately 21,000 square feet of our office space.

All of our offices are electronically linked and have access to our core consulting tools. We believe our existing facilities are adequate to meet our current requirements and that suitable space will be available as needed.

Legal Proceedings

We are not a party to any legal proceedings the outcome of which, in the opinion of our management, would have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position
Rowland T. Moriarty(1)(2)(3) . .	56	Chairman of the board
Franklin M. Fisher(3)	68	Vice chairman of the board
James C. Burrows(3)	59	President, chief executive officer, and director
J. Phillip Cooper	59	Chief financial officer, executive vice president, and treasurer
Robert J. Larner	61	Executive vice president
C. Christopher Maxwell	48	Executive vice president
William F. Concannon(2)(4) . . .	47	Director
Carl Kaysen(4)	83	Director
Ronald T. Maheu(1)(4)	61	Director
Steven C. Salop	56	Director
Carl Shapiro	48	Director

(1) Member of the governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Rowland T. Moriarty has served as a director since 1986 and as our chairman of the board of directors since May 2002. From December 1992 until May 2002, Dr. Moriarty served as our vice chairman of the board of directors. Dr. Moriarty is also the chairman and a stockholder of NeuCo, Inc., one of our subsidiaries. Dr. Moriarty has served as chairman and chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc. and Trammell Crow Company.

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as our vice chairman of the board of directors. From April 1997 until May 2002, Dr. Fisher served as our chairman of the board of directors. Dr. Fisher has been professor of economics at the Massachusetts Institute of Technology since 1965, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Dr. Burrows is also a director of NeuCo. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

J. Phillip Cooper has served as our chief financial officer and treasurer since January 2003 and as our executive vice president since February 2001. Dr. Cooper previously served as our interim chief financial officer from October 2002 to January 2003 and as our vice president of corporate development from May 2000 to February 2001. From November 1995 to May 2000, Dr. Cooper served as president of Kona Bay Associates, a consulting company. From August 1999 to May 2000,

Dr. Cooper also served as chief executive officer of e-VIP, Inc., a boutique investment banking company. Dr. Cooper received his Ph.D. in economics and finance from the Massachusetts Institute of Technology in 1972.

Robert J. Larner has served as our executive vice president and directed our legal and regulatory consulting practice since February 2001. Dr. Larner served as a vice president from December 1979 to February 2001. Dr. Larner also served as a director from April 1981 to March 1982 and from April 1988 to March 1989. Dr. Larner received his Ph.D. in economics from the University of Wisconsin in 1968.

C. Christopher Maxwell has been our executive vice president since February 2001, serving as our director of research. Dr. Maxwell previously served as a vice president from April 1992 to February 2001. Dr. Maxwell received his Ph.D. in economics from Harvard University in 1983.

William F. Concannon has served as a director since June 2000. Since February 2001, Mr. Concannon has been the president of the global services group of Trammell Crow Company, a diversified commercial real estate firm, where he has been a director since 1991. Mr. Concannon has been president and chief executive officer of Trammell Crow Corporate Services, a real estate company, since July 1991. Mr. Concannon received his B.S. in accounting from Providence College in 1977. Mr. Concannon is also a director of FPDSavills.

Carl Kaysen has served as a director since 1986. From December 1992 to April 1997, Dr. Kaysen served as chairman of our board of directors. Since 1990, Dr. Kaysen has been professor emeritus of political economy in the School of Humanities and Social Science at the Massachusetts Institute of Technology. Dr. Kaysen received his Ph.D. in economics from Harvard University in 1954.

Ronald T. Maheu has served as a director since January 2003. Since 2000, Mr. Maheu has been a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Enterasys Networks, Inc. and Netegrity, Inc.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Enterprises Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm that we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Our board of directors is divided into three classes, one class of which is elected each year at the annual meeting of stockholders to hold office for a term of three years. Drs. Fisher, Burrows, and Shapiro serve as Class III directors; their terms of office expire in 2004. Mr. Concannon and Drs. Moriarty and Salop serve as Class I directors; their terms of office expire in 2005. Mr. Maheu serves as a Class II director; his term of office expires in 2006. Each director also continues to serve as a director until his successor is duly elected and qualified. Although Dr. Kaysen's term of office has expired, he will continue to serve as a director until his successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors.

Our board of directors has a compensation committee, an audit committee, a governance committee, and an executive committee. Our compensation committee is currently composed of Mr. Concannon and Dr. Moriarty. Our audit committee is currently composed of Messrs. Concannon and Maheu and Dr. Kaysen. Our governance committee, currently composed of Mr. Maheu and Dr. Moriarty, nominates persons to serve as directors. Our governance committee may consider nominees recommended by stockholders, but has established no formal procedures for stockholders to follow to submit recommendations. Our executive committee, currently composed of Drs. Burrows, Fisher, and Moriarty, was established by our board of directors in March 2002 and has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board.

There are no family relationships among our directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of July 7, 2003 and as adjusted to reflect the sale by us and the selling stockholders of the shares of common stock offered by this prospectus by:

- each person known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors;
- each of our named executive officers;
- all of our directors and executive officers as a group; and
- each selling stockholder.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The "Right to acquire" column reflects beneficial ownership of shares subject to options that may be exercised within 60 days after July 7, 2003. The shares that a person has the right to acquire are deemed to be outstanding solely for purposes of calculating that person's percentage ownership. The description of shares owned after the offering assumes that none of the listed stockholders will purchase additional shares in the offering. The total number of shares of common stock outstanding as of July 7, 2003 was 9,314,570. The number of shares of common stock deemed outstanding after the offering includes the additional 400,000 shares that we are offering and also reflects our issuance of 93,009 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering.

The number of shares to be offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option, we and the selling stockholders may sell additional shares.

	Shares beneficially owned before offering				Number of shares to be offered(1)	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
5% stockholders, directors and executive officers:									
Wasatch Advisors, Inc.(2)	1,491,254	—	1,491,254	16.0%	—	1,491,254	—	1,491,254	15.2%
James C. Burrows(3)	476,531	30,014	506,545	5.4	125,000	351,531	30,014	381,545	3.9
Rowland T. Moriarty(4)	359,228	20,000	379,228	4.1	165,000	194,228	20,000	214,228	2.2
Steven C. Salop(5)	325,737	—	325,737	3.5	145,237	180,500	—	180,500	1.8
Franklin M. Fisher(6)	289,080	—	289,080	3.1	100,000	189,080	—	189,080	1.9
Carl Shapiro(7)	63,586	16,400	79,986	*	11,922	51,664	16,400	68,064	*
C. Christopher Maxwell(8)	52,000	27,200	79,200	*	28,745	31,200	19,255	50,455	*
Carl Kaysen(9)	67,063	—	67,063	*	46,783	20,280	—	20,280	*
Robert J. Larner(10)	49,180	13,270	62,450	*	27,700	26,910	7,840	34,750	*
J. Phillip Cooper(11)	—	58,750	58,750	*	30,500	—	28,250	28,250	*
William F. Concannon(12)	10,000	20,000	30,000	*	10,000	—	20,000	20,000	*
Ronald T. Maheu(13)	—	—	—	—	—	—	—	—	—
Michael J. Tubridy(14)	—	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (11 persons)(15)	1,692,405	185,634	1,878,039	19.8%	690,887	1,045,393	141,759	1,187,152	11.9%
Other Selling Stockholders(16):									
Gordon C. Rausser	405,862	—	405,862	4.4%	100,000	305,862	—	305,862	3.1%
Richard S. Ruback (17)	170,060	—	170,060	1.8	76,460	93,600	—	93,600	1.0
Firoze E. Katrak..............	154,050	6,000	160,050	1.7	67,620	92,430	—	92,430	*
William B. Burnett	156,000	3,500	159,500	1.7	62,400	93,600	3,500	97,100	1.0
Michael A. Kemp	137,346	—	137,346	1.5	33,046	104,300	—	104,300	1.1
Bridger M. Mitchell	113,075	—	113,075	1.2	40,000	73,075	—	73,075	*
Thomas R. Overstreet	104,000	5,000	109,000	1.2	46,600	62,400	—	62,400	*
Jagdish C. Agarwal	104,000	—	104,000	1.1	41,600	62,400	—	62,400	*
Alan R. Willens(18)	94,094	—	94,094	1.0	37,638	56,456	—	56,456	*

	Shares beneficially owned before offering				Number of shares to be offered(1)	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Jenny Fitz Moriarty as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998(19)	92,406	—	92,406	1.0	50,000	42,406	—	42,406	*
Stanley M. Besen(20)	91,000	—	91,000	1.0	36,400	54,600	—	54,600	*
Arnold J. Lowenstein	57,939	30,250	88,189	*	29,000	37,939	21,250	59,189	*
Stephen H. Kalos	75,329	—	75,329	*	20,000	55,329	—	55,329	*
George C. Eads(21)	65,573	9,200	74,773	*	29,693	35,880	9,200	45,080	*
Gregory K. Bell	35,637	36,875	72,512	*	6,500	29,137	36,875	66,012	*
Kenneth L. Grinnell as Trustee of The James C. Burrows Qualified Annuity Trust — 1998	71,275	—	71,275	*	32,275	39,000	—	39,000	*
Monica G. Noether	60,313	7,200	67,513	*	30,000	30,313	7,200	37,513	*
Raju Patel(22)	65,000	—	65,000	*	26,000	39,000	—	39,000	*
W. David Montgomery	59,800	4,800	64,600	*	28,720	35,880	—	35,880	*
Eads Family LLC	59,800	—	59,800	*	23,920	35,880	—	35,880	*
Daniel Brand	59,800	—	59,800	*	23,920	35,880	—	35,880	*
Steven R. Brenner	59,800	—	59,800	*	23,920	35,880	—	35,880	*
Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000	—	58,750	58,750	*	30,500	—	28,250	28,250	*
John R. Woodbury	52,000	5,100	57,100	*	20,700	36,400	—	36,400	*
Robert M. Spann	57,020	—	57,020	*	25,820	31,200	—	31,200	*
Gary L. Roberts	48,543	6,500	55,043	*	30,420	24,623	—	24,623	*
Judith R. Gelman as Trustee of The Salop Irrevocable GST — Exempt Trust 1998(23)	52,407	—	52,407	*	24,327	28,080	—	28,080	*
Judith R. Gelman as Trustee of The Salop Irrevocable GST — Taxable Trust 1998(23)	52,407	—	52,407	*	24,327	28,080	—	28,080	*
John E. Parsons	26,000	25,000	51,000	*	20,234	7,800	22,966	30,766	*
Joen E. Greenwood	44,589	—	44,589	*	17,000	27,589	—	27,589	*
William R. Hughes(24)	42,765	—	42,765	*	19,365	23,400	—	23,400	*
Abigail S. Fisher(25)	34,198	—	34,198	*	16,054	18,144	—	18,144	*
Abraham S. Fisher(26)	34,198	—	34,198	*	10,500	23,698	—	23,698	*
Naomi L. Zikmund-Fisher(27)	31,427	—	31,427	*	12,436	18,991	—	18,991	*
Elaine M. Ruback as Trustee of the Ruback Children's Family Trust(28)	28,191	—	28,191	*	12,591	15,600	—	15,600	*
Marlene Besen as Trustee of The Besen Family Trust(29)	26,000	—	26,000	*	10,400	15,600	—	15,600	*
Paul R. Milgrom	26,000	—	26,000	*	10,400	15,600	—	15,600	*
Douglas R. Bohi	13,000	10,700	23,700	*	15,900	7,800	—	7,800	*
Mary F. Hughes as Trustee of The William R. Hughes Irrevocable Trust 1998(30)	23,524	—	23,524	*	11,044	12,480	—	12,480	*
Gail Roberts(31)	14,143	—	14,143	*	6,567	7,576	—	7,576	*
Laurel E. Morrison(32)	13,000	—	13,000	*	5,200	7,800	—	7,800	*
The Abigail S. Fisher GST Trust	10,263	—	10,263	*	4,818	5,445	—	5,445	*
The Abraham S. Fisher GST Trust	10,263	—	10,263	*	2,500	7,763	—	7,763	*
The Naomi L. Fisher GST Trust	10,263	—	10,263	*	4,818	5,445	—	5,445	*
Phillip H. Harris as Trustee of the Anna Harte Moriarty Trust DTD 8/21/90	5,000	—	5,000	*	5,000	—	—	—	*
Phillip H. Harris as Trustee of the Caroline Ames Moriarty Trust DTD 12/14/91	5,000	—	5,000	*	5,000	—	—	—	*
Phillip H. Harris as Trustee of the Thomas Rowland Moriarty Trust DTD 8/21/90	5,000	—	5,000	*	5,000	—	—	—	*

* Less than one percent.

(See footnotes on following page)

(1) The number of shares to be offered includes 93,009 shares to be issued upon the exercise of options and sold concurrent with the closing of this offering by the following selling stockholders: Dr. Bohi (10,700 shares), Mr. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 (30,500 shares), Dr. Katrak (6,000 shares), Dr. Larner (5,430 shares), Mr. Lowenstein (9,000 shares), Dr. Maxwell (7,945 shares), Dr. Montgomery (4,800 shares), Dr. Overstreet (5,000 shares), Dr. Parsons (2,034 shares), Dr. Roberts (6,500 shares), and Dr. Woodbury (5,100 shares). The underwriters have agreed to include these shares as part of this offering without charging an underwriting discount.

(2) The number of shares beneficially held by Wasatch Advisors, Inc. is based solely on information in an amended Schedule 13G filed on February 13, 2003 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(3) Includes 71,275 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Qualified Annuity Trust—1998, a trust for the benefit of Dr. Burrows and members of his immediate family. Shares to be sold by Dr. Burrows include 32,275 shares to be sold by Mr. Grinnell in his capacity as trustee. Dr. Burrows is our President, Chief Executive Officer, and a director. He is also a director of NeuCo. The address for Dr. Burrows is in care of Charles River Associates Incorporated, 200 Clarendon Street, T-33, Boston, Massachusetts 02116.

(4) Includes 92,406 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of The Rowland T. Moriarty Irrevocable Trust 1998, a trust for the benefit of certain members of Dr. Moriarty's immediate family. Also includes an aggregate of 15,000 shares held by Phillip H. Harris as Trustee of three trusts for the benefit of Dr. Moriarty's children. Shares to be sold by Dr. Moriarty include 50,000 shares to be sold by Mrs. Moriarty in her capacity as trustee and 15,000 shares to be sold by Mr. Harris in his capacity as trustee. Dr. Moriarty is our chairman of the board of directors and is the chairman of the board of directors and a stockholder of NeuCo.

(5) Includes 104,814 shares held by Judith R. Gelman, Dr. Salop's wife, as trustee of each of The Salop Irrevocable GST—Exempt Trust 1998 and The Salop Irrevocable GST—Taxable Trust 1998, two trusts for the benefit of members of Dr. Salop's immediate family. Shares to be sold by Dr. Salop include 48,654 shares to be sold by Ms. Gelman in her capacity as such trustees. Dr. Salop is a member of our board of directors.

(6) Dr. Fisher is the vice chairman of our board of directors.

(7) Dr. Shapiro is a member of our board of directors.

(8) Dr. Maxwell is one of our executive vice presidents.

(9) Dr. Kaysen is a member of our board of directors.

(10) Outstanding shares represent shares held jointly with Dr. Larner's wife, Anne M. Larner. Dr. Larner is one of our executive vice presidents.

(11) Represents options held by Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these options. Dr. Cooper is our chief financial officer, treasurer and one of our executive vice presidents.

(12) Mr. Concannon is a member of our board of directors.

(13) Mr. Maheu is a member of our board of directors.

(14) Based on information available to us at the time of Mr. Tubridy's departure. Mr. Tubridy served as our chief financial officer from September 2001 to October 2002.

(15) See notes (3) through (13).

(16) Except as otherwise indicated, each other selling stockholder is either an employee, an outside expert, a relative of such a person, or a trust for the benefit of one of the foregoing persons or his or her family members.

(17) Includes 28,191 shares held by Elaine M. Ruback, Dr. Ruback's wife, as trustee of The Ruback Children's Family Trust, a trust for the benefit of members of Dr. Ruback's immediate family. Shares to be sold by Dr. Ruback include 12,591 shares to be sold by Mrs. Ruback in her capacity as trustee.

(18) Dr. Willens is one of our former directors.

(19) Does not include shares held by Dr. Moriarty, Mrs. Moriarty's husband. See note (4).

(20) Includes 26,000 shares held by Marlene Besen, Dr. Besen's wife, as trustee of The Besen Family Trust, a trust for the benefit of members of Dr. Besen's immediate family. Shares to be sold by Dr. Besen include 10,400 shares to be sold by Mrs. Besen in her capacity as trustee.

(21) Includes 59,800 shares held by Eads Family LLC, a family limited liability company established by Dr. Eads. Shares to be sold by Dr. Eads include 23,920 shares to be sold by Eads Family LLC.

(22) Ms. Patel is the former wife of one of our employees.

(23) Does not include shares held by Dr. Salop, Ms. Gelman's husband. See note (5).

(24) Includes 23,524 shares held by Mary F. Hughes, Dr. Hughes' wife, as trustee of The William R. Hughes Irrevocable Trust 1998, a trust for the benefit of members of Dr. Hughes' immediate family. Shares to be sold by Dr. Hughes include 11,044 shares to be sold by Mrs. Hughes in her capacity as trustee.

(25) Includes 10,263 shares held by Ms. Fisher as trustee of The Abigail S. Fisher GST Trust. Shares to be sold by Ms. Fisher include 4,818 shares to be sold in her capacity as trustee.

(26) Includes 10,263 shares held by Mr. Fisher as trustee of The Abraham S. Fisher GST Trust. Shares to be sold by Mr. Fisher include 2,500 shares to be sold in his capacity as trustee.

(27) Includes 10,263 shares held by Ms. Zikmund-Fisher as trustee of The Naomi L. Fisher GST Trust. Shares to be sold by Ms. Zikmund-Fisher include 4,818 shares to be sold in her capacity as trustee.

(28) Does not include shares held by Dr. Ruback, Mrs. Ruback's husband. See note (17).

(29) Does not include shares held by Dr. Besen, Mrs. Besen's husband. See note (20).

(30) Does not include shares held by Dr. Hughes, Mrs. Hughes' husband. See note (24).

(31) Ms. Roberts is the former wife of one of our employees.

(32) Ms. Morrison is one of our former directors and executive officers.

Stock Restriction Agreement

In general, each person who held our common stock before our initial public offering, or IPO, in 1998 is subject to a stock restriction agreement with us. In some cases, these persons have, with our consent, transferred shares of this pre-IPO stock to family members and others. In general, these transferees are subject to the same terms and conditions of the stock restriction agreement as the transferors and are considered to have the status of pre-IPO stockholders for purposes of the agreement.

The stock restriction agreement prohibits each pre-IPO stockholder from selling or otherwise transferring certain shares of our common stock held immediately before the IPO during the time periods specified in the agreement. Under the stock restriction agreement, a pre-IPO stockholder generally can not sell more than 50% of the stockholder's pre-IPO stock until April 24, 2004 and thereafter will generally be able to sell an additional 20% of such pre-IPO stock. In addition, before April 24, 2004, a pre-IPO stockholder may not sell other shares of our common stock held by that stockholder on February 28, 2003 or other shares of our common stock acquired before April 24, 2004. However, shares of our common stock that are or were purchased by the pre-IPO stockholder in the open market are not subject to this restriction.

On or after April 24, 2005, each pre-IPO stockholder may generally sell an amount equal to the greater of 20% of the stockholder's pre-IPO stock or two-thirds of the pre-IPO stock held by the stockholder on April 24, 2005. On and after April 24, 2007, each pre-IPO stockholder may sell all of the stockholder's remaining shares of pre-IPO stock.

Our board of directors has waived the restrictions of the stock restriction agreement to the extent that those restrictions would prohibit the selling stockholders from selling any of the shares to be sold in this offering. This waiver does not apply to, and the selling stockholders are not selling, any shares whose transfer is restricted until April 24, 2005, or later.

Upon the death or retirement for disability of any pre-IPO stockholder in accordance with our policies, the foregoing restrictions terminate with respect to the stockholder's pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

We have the right to repurchase a portion of the pre-IPO stock held by a pre-IPO stockholder who leaves us for reasons other than death or retirement for disability in accordance with our policies. If such a departure occurs before April 24, 2005, we have the right to repurchase up to 30% of the stockholder's pre-IPO stock. If such a departure occurs on or after April 24, 2005, we have the right to repurchase all of the pre-IPO stock that the stockholder did not already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO stockholders who retire after April 24, 2003), or, if the pre-IPO stockholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

We have offered each pre-IPO stockholder the opportunity to sell shares of common stock in this offering. Under the terms of the stock restriction agreement, each pre-IPO stockholder is thereby prohibited from transferring shares of our common stock for a period of six months after the closing date of this offering. However, this restriction does not apply to transfers by pre-IPO stockholders to which we consent or to transfers of shares of common stock purchased in the open market.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of July 7, 2003, there were 9,314,570 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock, if any, the holders of common stock are entitled to receive whatever lawful dividends the board of directors may declare. In the event of a liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, and subject to the rights of the holders of outstanding preferred stock, if any, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive, redemption, conversion, or subscription rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our amended and restated articles of organization authorize our board of directors, subject to any limitations prescribed by Massachusetts law, to issue preferred stock in one or more series, to establish from time to time the number of shares in each series, and to fix the preferences, voting powers, qualifications, and special or relative rights or privileges of the preferred stock. Our board of directors may issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Anti-takeover Effects of Provisions of our Articles of Organization and By-laws and of Massachusetts Law

Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay or prevent a change in our control or our acquisition at a price that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to effect some corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Articles and By-laws

Our by-laws provide that, in order to nominate any person for election as one of our directors at any annual or special meeting of stockholders, a stockholder must notify us of the nomination a specified number of days before the meeting and must furnish us information about the stockholder and the intended nominee. Similarly, the by-laws provide that, in order to bring any business before any annual or special meeting of stockholders, a stockholder must provide us advance notice of the proposal and must furnish us with information about the stockholder, other supporters of the proposal, their stock ownership, and their interest in the proposed business.

Our by-laws require us to call a special meeting of stockholders only at the request of stockholders holding at least 40% of our voting power. The provisions in the by-laws pertaining to stockholders and directors, including the provisions described above pertaining to nominations and the presentation of business before a meeting of the stockholders, may not be amended, nor may any other provision inconsistent with those provisions be adopted, without the approval of either the board of directors or the holders of at least 80% of our voting power.

Our articles provide that certain transactions, such as the sale, lease, or exchange of all or substantially all of our property and assets or our merger or consolidation into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote on the matter, rather than by two-thirds as otherwise provided by statute, but only if a majority of the directors has authorized the transaction and all other applicable requirements of the articles have been met.

Our articles contain a "fair price" provision that provides that certain "business combinations" with any "interested stockholder," as those terms are defined in the fair price provision, may not be consummated without the approval of the holders of at least 80% of our voting power, unless approved by at least a majority of the "disinterested directors," as defined in the fair price provision, or unless certain minimum price and procedural requirements are met. A significant purpose of the fair price provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire control of us. The affirmative vote of the holders of 80% of our voting power is required to amend or repeal the fair price provision or adopt any provision inconsistent with it.

Massachusetts Law

We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person becomes an interested stockholder, unless either:

- before that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

- the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by affiliates of the corporation) at the time it becomes an interested stockholder; or

- the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting.

In general, an "interested stockholder" under the statute is a person who owns 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G under the Securities Exchange Act with respect to that voting stock, or a person who is an affiliate or associate of the corporation and within the previous three years was the owner of 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G with respect to that voting stock. A "business combination" under the statute includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit to the interested stockholder, except proportionately as a stockholder of the corporation. We may at any time amend our articles or by-laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of our voting stock. Such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder before the date of the amendment.

We are subject to Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that any publicly held Massachusetts corporation have a classified, or staggered, board of directors unless the corporation opts out of the statute's coverage. We have not elected to opt out of the statute's coverage. Section 50A requires that the classified board consist of three classes as nearly equal in size as possible and provides that directors may be removed only for cause, as defined in the statute.

Our by-laws exempt us from Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The board of directors may amend the by-laws at any time to subject us to this statute prospectively.

Under Section 43 of Chapter 156B of the Massachusetts General Laws, any action taken by written consent of the stockholders requires the unanimous written consent of the stockholders entitled to vote on the matter.

Limitation of Liability

Our articles provide that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to insiders, respectively; or

- for any transaction from which the director derived an improper personal benefit.

Our articles and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 67 of Chapter 156B of the Massachusetts General Laws, including circumstances in which indemnification is otherwise discretionary.

A principal effect of these provisions is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above. These provisions may also shield directors from liability under federal and state securities laws.

Stock Transfer Agent

The transfer agent and registrar for our common stock is EquiServe L.P.

UNDERWRITING

William Blair & Company, L.L.C., Adams, Harkness & Hill, Inc. and Janney Montgomery Scott LLC have severally agreed, subject to the terms and conditions in the underwriting agreement among the underwriters, the selling stockholders and us, to purchase from us and the selling stockholders, the respective numbers of shares of common stock shown opposite each underwriter's name in the table below.

Underwriter	Number of shares
William Blair & Company, L.L.C.	
Adams, Harkness & Hill, Inc.	
Janney Montgomery Scott LLC	
Total	2,061,000

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions in the agreement, to purchase the shares of common stock being sold through this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus or, in the case of shares to be acquired by the selling stockholders upon the exercise of options and sold concurrent with the closing of this offering, at a price per share equal to the public offering price. According to the terms of the underwriting agreement, the underwriters will purchase either all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholders have made representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price specified on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $ per share. The underwriters may allow, and those dealers may re-allow, a concession not in excess of $ per share to other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about , 2003. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

We and the selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 309,150 additional shares of common stock on the same pricing terms and conditions as the other shares offered by this prospectus solely for the purpose of covering over-allotments. If the underwriters purchase any of those additional shares through this option, each of the underwriters will be committed to purchase those additional shares in approximately the same proportion indicated in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered by this prospectus. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation that we and the selling stockholders will pay to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per share	Without over-allotment	With over-allotment
Public offering price	$	$	$
Underwriting discounts paid by CRA	$	$	$
Underwriting discounts paid by the selling stockholders	$	$	$
Proceeds, before expenses, to CRA	$	$	$
Proceeds to the selling stockholders	$	$	$

Of the 1,661,000 shares being offered by the selling stockholders, 93,009 shares are currently represented by options that will be exercised concurrent with the closing of this offering. In order to facilitate an orderly distribution, the underwriters have agreed to include these shares as part of this offering without charging an underwriting discount. The selling stockholders will receive proceeds equal to the public offering price for these shares. The underwriting discounts paid by the selling stockholders and the proceeds to the selling stockholders in the table above reflect this arrangement.

We will pay the offering expenses of the selling stockholders, except for the underwriting discount. We estimate that our total expenses for this offering will be approximately $500,000.

We and the selling stockholders have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

- directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); and

- enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

This agreement does not extend to *bona fide* gifts to immediate family members of these persons who agree to be bound by these restrictions, or to distributions to equity holders of these persons who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period.

The underwriters have informed us that they will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The underwriters have also informed us that they intend to deliver all copies of this prospectus by hand delivery or through mail or courier services, and only printed forms of the prospectus are intended to be used.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the underwriters may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by that underwriter or selling group member in this offering is repurchased by the underwriters in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling stockholders and the underwriters make no representation or prediction as to whether the underwriters will engage in these transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

One or more of the underwriters currently acts as a market maker for the common stock and may engage in "passive market making" in those securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of specified conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit that activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of:

- 30% of that entity's average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed, or

- 200 shares of common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "CRAI."

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation. In addition, some mutual funds affiliated with, and some discretionary accounts advised by, some of the underwriters and their affiliates beneficially own shares of our common stock.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us and certain selling stockholders by Foley Hoag LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

EXPERTS

Our consolidated financial statements at November 24, 2001 and November 30, 2002, and for each of the fiscal years in the three-year period ended November 30, 2002, appearing and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference herein and in the registration statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's website at www.sec.gov.

Our principal internet address is www.crai.com. Our website provides a link to a third-party website through which our annual, quarterly, and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not maintain or provide any information directly to the third-party website, and we do not check its accuracy.

The SEC requires us to incorporate by reference information from our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained in this prospectus or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

- our annual report on Form 10-K for the fiscal year ended November 30, 2002 (as filed on February 28, 2003);

- our quarterly report on Form 10-Q for the fiscal quarter ended February 21, 2003 (as filed on April 7, 2003);

- our quarterly report on Form 10-Q for the fiscal quarter ended May 16, 2003 (as filed on June 27, 2003);

- our current report on Form 8-K dated May 6, 2003 (as filed on May 13, 2003);

- our definitive proxy statement for our annual meeting of stockholders held on April 18, 2003 (as filed on March 24, 2003);

- the description of our common stock contained in our registration statement on Form 8-A (as filed on April 17, 1998); and

- any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 either (1) after the initial filing of this prospectus and before the date the registration statement is declared effective or (2) after the date of this prospectus and before the termination of this offering. Information in these filings will be incorporated as of the filing date.

We will provide to any person who receives this prospectus, at no cost, a copy of any of the documents or information that we have incorporated by reference in this prospectus. To request a document or information, please call, write, or e-mail our investor relations department as follows:

Charles River Associates Incorporated
200 Clarendon Street, T-33
Boston, Massachusetts 02116
Telephone: (617) 425-3700
E-mail: investor@crai.com

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, you should read the registration statement and the exhibits filed with the registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**Fiscal Years Ended November 25, 2000,
November 24, 2001, and November 30, 2002**

**Twenty-Four Weeks Ended May 10, 2002
and May 16, 2003 (Unaudited)**

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Charles River Associates Incorporated

We have audited the accompanying consolidated balance sheets of Charles River Associates Incorporated (the "Company") as of November 24, 2001 and November 30, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charles River Associates Incorporated at November 24, 2001 and November 30, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
January 10, 2003

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended		
	November 25, 2000	November 24, 2001	November 30, 2002
	(52 weeks)	(52 weeks)	(53 weeks)
	(In thousands, except per share data)		
Revenues	$82,547	$109,804	$130,690
Costs of services	46,439	65,590	80,659
Gross profit	36,108	44,214	50,031
Selling, general and administrative expenses	21,837	31,556	36,600
Special charge	878	—	—
Income from operations	13,393	12,658	13,431
Interest and other income, net	1,542	1,045	337
Income before provision for income taxes and minority interest	14,935	13,703	13,768
Provision for income taxes	(6,166)	(5,848)	(5,879)
Income before minority interest	8,769	7,855	7,889
Minority interest	70	(416)	547
Net income	$ 8,839	$ 7,439	$ 8,436
Net income per share:			
Basic	$ 1.01	$ 0.82	$ 0.93
Diluted	$ 1.01	$ 0.81	$ 0.91
Weighted average number of shares outstanding:			
Basic	8,728	9,107	9,047
Diluted	8,774	9,218	9,283

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED BALANCE SHEETS

	November 24, 2001	November 30, 2002
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$21,880	$ 18,846
Short-term investments	1,748	152
Accounts receivable, net of allowances of $914 in 2001 and $1,417 in 2002 for doubtful accounts	21,915	25,705
Unbilled services	15,350	16,201
Prepaid expenses and other assets	849	1,976
Deferred income taxes	1,437	1,926
Total current assets	63,179	64,806
Property and equipment, net	7,569	9,397
Goodwill, net of accumulated amortization of $1,965 in 2001 and 2002	17,948	24,944
Intangible assets, net of accumulated amortization of $596 in 2001 and $991 in 2002	1,018	1,532
Long-term investments	3,433	5,348
Deferred income taxes	328	131
Other assets	3,415	3,011
Total assets	$96,890	$109,169
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,044	$ 7,894
Accrued expenses	13,259	17,306
Deferred revenue and other liabilities	234	910
Current portion of notes payable to former stockholders	126	304
Current portion of notes payable	2,407	683
Total current liabilities	22,070	27,097
Notes payable to former stockholders, net of current portion	—	413
Notes payable, net of current portion	612	—
Deferred rent	1,963	1,605
Minority interest	2,243	1,696
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none issued	—	—
Common stock, no par value; 25,000,000 shares authorized; 9,107,529 shares in 2001 and 9,011,382 shares in 2002 issued and outstanding	46,057	45,596
Receivable from stockholder	(4,500)	(4,500)
Deferred compensation	(117)	(11)
Retained earnings	28,778	37,217
Foreign currency translation	(216)	56
Total stockholders' equity	70,002	78,358
Total liabilities and stockholders' equity	$96,890	$109,169

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	November 25, 2000	November 24, 2001	November 30, 2002
	(52 weeks)	(52 weeks) (In thousands)	(53 weeks)
OPERATING ACTIVITIES:			
Net income	$ 8,839	$ 7,439	$ 8,436
Adjustments to reconcile net income to net cash provided by operating activities, net of effect of acquired business:			
Depreciation and amortization	2,142	3,371	2,968
Deferred rent	335	323	(358)
Deferred income taxes	722	(1,129)	(292)
Minority interest	(70)	416	(547)
Changes in operating assets and liabilities:			
Accounts receivable	(5,619)	(3,577)	(1,406)
Unbilled services	2,729	(4,188)	126
Prepaid expenses and other assets	(942)	(2,140)	(811)
Accounts payable, accrued expenses, and other liabilities	(5,246)	5,341	5,303
Net cash provided by operating activities	2,890	5,856	13,419
INVESTING ACTIVITIES:			
Purchase of property and equipment	(3,444)	(3,648)	(3,934)
Sale (purchase) of investments, net	2,926	577	(319)
Acquisition of businesses, net of cash acquired	(4,845)	—	(10,517)
Net cash used in investing activities	(5,363)	(3,071)	(14,770)
FINANCING ACTIVITIES:			
Payments on notes payable to former stockholders	(406)	(176)	(320)
Payment on loan from minority interest	(130)	—	—
Payments on notes payable, net	—	(1,067)	(2,336)
Issuance of common stock, principally stock options	35	100	701
Costs related to issuance of common stock in fiscal 1999	(115)	—	—
Proceeds from minority interest	3,367	—	—
Net cash provided by (used in) financing activities	2,751	(1,143)	(1,955)
Effect of foreign exchange rates on cash and cash equivalents	(149)	(67)	272
Net increase (decrease) in cash and cash equivalents	129	1,575	(3,034)
Cash and cash equivalents at beginning of year	20,176	20,305	21,880
Cash and cash equivalents at end of year	$20,305	$21,880	$18,846
Noncash investing and financing activities:			
Receivable in exchange for common stock	$ 4,500	$ —	$ —
Payable in exchange for treasury stock—retired	—	—	$ 911
Issuance of notes payable for acquired business	—	$ 4,208	—
Supplemental cash flow information:			
Cash paid for taxes	$ 7,345	$ 5,611	$ 7,091
Cash paid for interest	$ 7	$ 53	$ 120

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Receivable From Stockholder	Deferred Compensation	Retained Earnings	Foreign Currency Translation	Total Stockholders' Equity
	Shares Issued	Amount					
	(In thousands, except share data)						
BALANCE AT NOVEMBER 27, 1999	8,683,761	$40,189		$ (345)	$12,471		$52,315
Net income					8,839		8,839
Foreign currency translation adjustment						$(149)	(149)
Comprehensive income							8,690
Costs related to issuance of common stock in fiscal 1999		(115)					(115)
Exercise of stock options	1,900	35					35
Issuance of common stock	405,862	4,500	$(4,500)				—
Minority interest investment in subsidiary		1,470					1,470
Grant of vested stock options to consultants		75					75
Adjustment to revalue deferred compensation		(417)		417			—
Amortization of deferred compensation				(184)			(184)
Adjustment to purchase price of treasury stock					52		52
BALANCE AT NOVEMBER 25, 2000	9,091,523	45,737	(4,500)	(112)	21,362	(149)	62,338
Net income					7,439		7,439
Foreign currency translation adjustment						(67)	(67)
Comprehensive income							7,372
Issuance of common stock	16,006	100					100
Adjustment to revalue deferred compensation		220		(220)			—
Amortization of deferred compensation				215			215
Adjustment to purchase price of treasury stock					(23)		(23)
BALANCE AT NOVEMBER 24, 2001	9,107,529	46,057	(4,500)	(117)	28,778	(216)	70,002
Net income					8,436		8,436
Foreign currency translation adjustment						272	272
Comprehensive income							8,708
Exercise of stock options	56,500	548					548
Issuance of common stock	7,953	153					153
Shares repurchased and retired	(160,600)	(1,070)					(1,070)
Adjustment to revalue deferred compensation		(92)		92			—
Amortization of deferred compensation				14			14
Adjustment to purchase price of treasury stock					3		3
BALANCE AT NOVEMBER 30, 2002	9,011,382	$45,596	$(4,500)	$ (11)	$37,217	$ 56	$78,358

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

Charles River Associates Incorporated (the "Company" or "CRA") is an economic, financial, and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. The Company offers two types of services: legal and regulatory consulting and business consulting. The Company operates in only one business segment, which is consulting services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

CRA's fiscal year ends on the last Saturday in November and, accordingly, its fiscal year will periodically contain 53 weeks rather than 52 weeks. Fiscal 2002 was a 53-week year, whereas fiscal 2000 and 2001 were 52-week years.

Revenue Recognition

Revenues from most engagements are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates. Some revenues are derived from fixed-price engagements, for which revenue is recognized using the percentage of completion method based on the ratio of costs incurred to the total estimated project costs. Losses are provided for at the earliest date by which they are identified. Revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, charges for support staff and outside contractors, and other reimbursable expenses. These expenses included in revenues in fiscal 2000, 2001 and 2002 were $11.0 million, $15.8 million and $19.0 million, respectively. An allowance is provided for any amounts considered uncollectible.

Unbilled services represent revenue recognized by the Company for services performed but not yet billed to the client.

The Company adopted the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" in fiscal 2001. The adoption of SAB 101 did not have a significant impact on the Company's financial statements.

Cash Equivalents and Investments

Cash equivalents consist principally of money market funds, commercial paper, bankers' acceptances, and certificates of deposit with maturities when purchased of 90 days or less. Short-term investments generally consist of government bonds with maturities when purchased of more than 90 days but less than one year. Long-term investments, which are intended to be held to maturity, generally consist of government bonds with maturities when purchased of more than one year but less than two years. Held-to-maturity securities are stated at amortized cost, which approximates fair value.

1. Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill represents the cost in excess of fair market value of net assets of acquired businesses. Prior to July 1, 2001, goodwill was amortized on a straight-line basis over periods ranging from 15 to 20 years. As more fully described in Note 3 below and in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill is no longer subject to amortization, but monitored annually for impairment, or more frequently if there are other indications of impairment.

Intangible Assets

Intangible assets consist principally of costs allocated to non-compete agreements, which are amortized on a straight-line basis over the related terms of the agreements (seven to ten years), and customer relationships, which are amortized on a straight-line basis over five years.

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation of equipment using the straight-line method over its estimated useful life, generally three to ten years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Expenses for renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets (primarily property and equipment and intangible assets) to assess the recoverability of these assets whenever events indicate that impairment may have occurred. As part of this assessment, the Company reviews the future undiscounted operating cash flows expected to be generated by those assets. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and NeuCo, Inc. ("NeuCo"), a company founded by the Company and an affiliate of Commonwealth Energy Systems in June 1997. At November 30, 2002, the Company has a 49.7 percent interest in NeuCo, which, combined with other considerations, represents substantive control. If an event causes the Company to no longer have substantive control, the Company would account for its ownership interest in NeuCo using the equity method. The portion of the results of operations of NeuCo allocable to its other owners is shown as "minority interest" on the Company's statement of income, and that amount, along with the capital contributions to NeuCo of its other owners, is shown as "minority interest" on the Company's balance sheet. All significant intercompany accounts have been eliminated.

Prior to May 3, 2000, the Company owned 65.25 percent of NeuCo. On May 3, 2000, in a series of transactions that resulted in an infusion of new equity in NeuCo, the Company's ownership was reduced to approximately 50 percent.

1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company's billed and unbilled receivables consist of a broad range of clients in a variety of industries located throughout the United States and in other countries. The Company performs a credit evaluation of each of its clients to minimize its collectibility risk and has not required collateral or other security. Historically, the Company has not experienced significant write-offs.

The Company provides an allowance for doubtful accounts for potentially uncollectible amounts. Activity in the accounts is as follows:

	Fiscal Year		
	2000	2001	2002
	(In thousands)		
Balance at beginning of period	$ 952	$1,321	$ 914
Charge (reversal) to cost and expenses	378	(373)	503
Amounts written off	(9)	(34)	—
Balance at end of period	$1,321	$ 914	$1,417

Deferred Revenue

Deferred revenue represents amounts paid to the Company in advance of services rendered.

Net Income Per Share

Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net income divided by the weighted average shares of common stock and common stock equivalents. Weighted average shares used in diluted net income per share include 46,717, 110,805, and 236,128 for fiscal 2000, 2001, and 2002, respectively, of common stock equivalents arising from stock options using the treasury stock method.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

Deferred Compensation

Deferred compensation represents the cost associated with shares of common stock granted to certain employees and the cost associated with the grant of stock options to consultants. The options granted to consultants are accounted for under variable accounting in accordance with SFAS No. 123. These costs are being amortized over the related vesting period.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carryforwards. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," balance sheet accounts of the Company's foreign subsidiaries are translated into United States dollars at year-end exchange rates. Operating accounts are translated at average exchange rates for each year. The net gain or loss resulting from the changes in exchange rates during fiscal 2000, 2001, and 2002 have been reported in comprehensive income. The effect of transaction gains and losses for all years presented is not significant.

Accounting Pronouncements

Impairment or disposal of long-lived assets. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 is not expected to have a material effect on the financial position or results of operations of the Company.

Costs associated with exit or disposal activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that SFAS No. 146 will have a material impact on its consolidated financial statements.

Stock-based compensation—transition and disclosure. On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS No. 148). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to

1. Summary of Significant Accounting Policies (Continued)

provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective at the beginning of fiscal 2003. The Company does not believe that SFAS No. 148 will have a material impact on its consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Business Acquisitions

On October 18, 2000, CRA acquired the consulting business of Dr. Gordon C. Rausser for $4.75 million in cash. The acquisition price may increase based upon the business meeting specified performance targets over the ensuing three fiscal years. In addition, the Company loaned Dr. Rausser $4.5 million, on a full recourse basis, for the purchase of CRA stock. CRA has accounted for the acquisition as a purchase, and the results have been included in the accompanying statements of income from the date of acquisition.

On July 18, 2001, CRA acquired certain assets from PA Consulting Group, Inc. for $4.2 million in notes. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of income from the date of acquisition. The pro forma results of operations had the acquisition occurred at the beginning of fiscal 2001 would not be materially different from the results in the accompanying statement of income. Of the $4.2 million purchase price, $4.0 million was recorded as goodwill and the remainder was recorded as property and equipment and intangible assets. The notes related to this acquisition were payable on a quarterly basis through December 31, 2002.

On May 10, 2002, CRA completed the acquisitions of certain assets of the North American and U.K. operations of Arthur D. Little, Inc.'s Chemicals and Energy practice (ADL) for $10.5 million in cash. The acquisitions have been accounted for under the purchase method of accounting. The effective date of the acquisition of the North American business was April 29, 2002, and the effective date of the acquisition of the U.K. business was May 10, 2002. The results of operations related to the acquisitions have been included in the accompanying statements of income from the respective effective dates. Management believes that the ADL acquisitions enhanced CRA's existing position in consulting to the chemicals and petroleum industries. CRA acquired 75 employee consultants, accounts receivable and the ongoing client projects being handled by the acquired employee consultants. Of the $10.5 million purchase price, $0.9 million was recorded as intangibles, consisting primarily of customer relationships, $2.7 million was recorded primarily as accounts receivable, and the remaining $6.9 million was recorded as goodwill, all of which is expected to be deducted for tax purposes. The portion of the

2. Business Acquisitions (Continued)

purchase price attributable to goodwill primarily related to the extensive industry experience of the acquired employee consultants.

The pro forma results of operations had these acquisitions occurred at the beginning of the fiscal year in which each acquisition took place would not be materially different from the results in the accompanying statements of income.

3. Goodwill and Intangible Assets

In June 2001, the FASB issued SFAS No. 142 which revised the accounting for goodwill and other intangible assets. Specifically, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but are monitored annually for impairment, or more frequently if there are other indicators of impairment. Any impairment would be measured based upon the fair value of the related asset based upon the provisions of SFAS No. 142. The Company elected early adoption of this accounting standard in fiscal 2002. There were no impairment losses related to goodwill due to the application of SFAS No. 142.

Had CRA's financial statements prior to fiscal 2002 been prepared in accordance with SFAS No. 142, income and net income per share would have been as follows (in thousands, except for per share information):

	Fiscal Year		
	2000	**2001**	**2002**
	(52 weeks)	**(52 weeks)**	**(53 weeks)**
Net income—as reported	$8,839	$7,439	$8,436
Goodwill amortization net of tax	345	502	—
Net income—pro forma	$9,184	$7,941	$8,436
Basic net income per share—as reported	$ 1.01	$ 0.82	$ 0.93
Basic net income per share—pro forma	$ 1.05	$ 0.87	$ 0.93
Diluted net income per share—as reported	$ 1.01	$ 0.81	$ 0.91
Diluted net income per share—pro forma	$ 1.05	$ 0.86	$ 0.91

Intangible assets, net on the Company's accompanying balance sheets are as follows (in thousands):

	November 24, 2001	November 30, 2002
Noncompetition agreements, net of accumulated amortization of $516 and $698, respectively	$ 984	$ 802
Customer relationships, net of accumulated amortization of $72	—	598
Other intangible assets, net of accumulated amortization of $80 and $221, respectively	34	132
	$1,018	$1,532

Amortization expense of intangible assets was $186,000, $258,000, and $394,000 in fiscal 2000, 2001, and 2002, respectively. Amortization expense of intangible assets held at November 30, 2002 is estimated to be $375,000, $366,000, $339,000, $236,000, and $137,000 in fiscal 2003, 2004, 2005, 2006, and 2007, respectively.

4. Special Charge

In fiscal 2000, the Company relocated its London and Washington offices and recorded a special charge of $878,000, which consists principally of duplicate rent and the remaining lease obligations for the former space of these offices.

5. Property and Equipment

Property and equipment consist of the following:

	November 24, 2001	November 30, 2002
	(In thousands)	
Computer equipment and software	$ 8,277	$ 9,836
Leasehold improvements	4,040	6,020
Furniture	3,616	4,462
	15,933	20,318
Accumulated depreciation and amortization	8,364	10,921
	$ 7,569	$ 9,397

Depreciation expense was $1.6 million in fiscal 2000, $2.0 million in fiscal 2001, and $2.6 million in fiscal 2002.

6. Accrued Expenses

Accrued expenses consist of the following:

	November 24, 2001	November 30, 2002
	(In thousands)	
Compensation and related expenses	$12,451	$15,681
Other	808	1,625
	$13,259	$17,306

7. Notes Payable to Former Stockholders

At November 24, 2001, notes payable to former stockholders represent amounts owed by the Company to former stockholders in connection with the Company's repurchase of shares of common stock from those stockholders upon their separation from the Company pursuant to an Exit Agreement.

In 1998, the Company's Board of Directors authorized the Company to amend and restate the Exit Agreement, and no further repurchases may be made under the terms of the Exit Agreement.

Under the Exit Agreement, the Company repurchased shares of common stock from certain stockholders at a purchase price based upon a formula that used the book value of the Company at the date the stockholder separated from the Company (the "Fixed Amount") and an amount (the "Contingent Pay-Out Amount") equal to the stockholder's pro rata portion of 25 percent of the Company's earnings before bonuses, supplemental compensation, and amortization of goodwill, if any,

7. Notes Payable to Former Stockholders (Continued)

for each of the five fiscal years commencing with the fiscal year in which the repurchase was made. The Fixed Amount is payable in three equal installments, and the Contingent Pay-Out Amount is payable in five equal annual installments. As of November 30, 2002, there were no Fixed Amounts due.

For financial reporting purposes, the Company initially estimated the Contingent Pay-Out Amount owed to each former stockholder for the full five-year payment period based on the actual amount of the contingent payment for the first year. In subsequent years, the Company adjusts the estimate annually based on actual amounts of the contingent payment for all preceding years. The related adjustments are made to treasury stock and additional paid-in capital and, to the extent additional paid-in capital is not available, retained earnings. There were no annual principal payments due to former stockholders as of November 30, 2002 related to the Exit Agreement. The Company believes the recorded value of the notes payable to former stockholders approximates fair market value.

At November 30, 2002, notes payable to former stockholders represent amounts owed to former employees pursuant to a Stock Restriction Agreement (see Note 11).

8. Financing Arrangement

The Company has a line of credit agreement that permits borrowings of up to $2.0 million with interest at the bank's base rate (4.25 percent at November 30, 2002 and 5.0 percent at November 24, 2001). Borrowings under the agreement are secured by the Company's accounts receivable. This line of credit automatically renews each year on June 30 unless earlier terminated by either the Company or the bank. The terms of the line of credit include certain operating and financial covenants. No borrowings were outstanding as of November 24, 2001 or November 30, 2002.

9. Employee Benefit Plans

The Company maintains a profit-sharing retirement plan that covers substantially all full-time employees. Contributions are made at the discretion of the Company and its subsidiaries, and cannot exceed the maximum amount deductible under applicable provisions of the Internal Revenue Code. Contributions amounted to approximately $1.7 million in fiscal 2000, $1.0 million in fiscal 2001, and $1.1 million in fiscal 2002.

10. Leases

At November 30, 2002, the Company had the following minimum rental commitments for office space, all of which are under non-cancelable operating leases (in thousands):

Fiscal Year	Rental Commitments
2003	$ 6,651
2004	6,011
2005	5,715
2006	5,066
2007	4,435
Thereafter	6,982
	34,860
Future minimum rentals under sublease arrangements	(1,986)
	$32,874

Rent expense amounted to approximately $4.5 million in fiscal 2000, $5.3 million in fiscal 2001, and $6.9 million in fiscal 2002.

11. Common Stock

In 1998, the Company's Board of Directors authorized the Company to amend and restate the Exit Agreement (as so amended and restated, the "Stock Restriction Agreement"). The Stock Restriction Agreement prohibits each person who was a stockholder of the Company before the closing of the Initial Public Offering ("Offering") from selling or otherwise transferring a portion of the shares of common stock held immediately before the Offering without the consent of the Board of Directors of the Company for a specified period of time after the Offering. In addition, the Stock Restriction Agreement allows the Company to repurchase a portion of such stockholder's shares of common stock at a percentage of market value should the stockholder leave the Company (other than for death or retirement for disability).

In fiscal 2002, CRA repurchased and retired shares of common stock from certain stockholders, who were former employees, based on the provisions of the Stock Restriction Agreement. Payments are due to the former employees in three equal annual installments. Interest is payable annually on outstanding balances based on the average prime rate for that year.

12. Stock-Based Compensation

The Company has adopted the 1998 Incentive and Nonqualified Stock Option Plan (the "Plan"), which originally provided for the grant of options to purchase up to 970,000 shares of common stock. In January 2001, the stockholders approved an amendment to the Plan increasing the number of shares issuable under the Plan to 1,870,000. In April 2002, the stockholders approved an amendment to the Plan increasing the number of shares issuable under the Plan from 1,870,000 to 2,470,000 and adding a provision automatically increasing the maximum number of shares on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year. Options are to be granted at an exercise price equal to the fair market value of the shares of common stock at the date of grant. Vesting terms are determined at the discretion of the Board of

12. Stock-Based Compensation (Continued)

Directors and generally range from immediate vesting to vesting at various rates over five years. All options terminate 10 years after the date of grant. A summary of option activity is as follows:

	Options	Weighted Average Exercise Price
Outstanding at November 27, 1999	553,500	$20.81
Fiscal 2000:		
Granted	346,500	13.72
Exercised	(1,900)	18.50
Canceled	(11,000)	23.68
Outstanding at November 25, 2000	887,100	18.01
Fiscal 2001:		
Granted	679,600	12.98
Canceled	(78,000)	18.14
Outstanding at November 24, 2001	1,488,700	15.75
Fiscal 2002:		
Granted	582,820	14.57
Exercised	(56,500)	9.70
Canceled	(156,000)	18.50
Outstanding at November 30, 2002	1,859,020	15.33
Options available for grant at November 30, 2002	552,580	
Options exercisable:		
At November 25, 2000	201,877	$20.64
At November 24, 2001	416,710	$18.85
At November 30, 2002	692,604	$17.12
Weighted average remaining contractual life at November 30, 2002	7.86 years	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at November 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2002	Weighted-Average Exercise Price
$ 8.88—$13.65	538,300	8.09	$ 10.53	195,952	$10.48
$13.75—$18.50	1,026,770	8.01	$ 15.83	323,502	$17.97
$19.75—$22.50	198,250	7.54	$ 21.22	93,925	$21.70
$23.00—$30.25	95,700	5.62	$ 24.86	79,225	$24.66
Total	1,859,020	7.86	$ 15.33	692,604	$17.12

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair market value of the stock options at the date

12. Stock-Based Compensation (Continued)

of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2000	**2001**	**2002**
Risk-free interest rate	6.1%	3.6%	2.6%
Expected volatility	63%	60%	70%
Weighted average expected life (in years)	3.88	3.56	3.11
Expected dividends	—	—	—

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. The weighted average fair market value using the Black-Scholes option-pricing model of the options granted was $5.66 in fiscal 2000, $5.52 in fiscal 2001, and $6.50 in fiscal 2002.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' respective vesting periods. The Company's pro forma information is as follows (in thousands, except for net income per share information):

	Fiscal Year		
	2000	**2001**	**2002**
	(52 weeks)	**(52 weeks)**	**(53 weeks)**
Net income—as reported	$8,839	$7,439	$8,436
Net income—pro forma	$8,291	$6,186	$6,626
Basic net income per share—as reported	$ 1.01	$ 0.82	$ 0.93
Basic net income per share—pro forma	$ 0.95	$ 0.68	$ 0.73
Diluted net income per share—as reported	$ 1.01	$ 0.81	$ 0.91
Diluted net income per share—pro forma	$ 0.94	$ 0.67	$ 0.71

The effect on pro forma net income and net income per share of expensing the fair value of stock options is not necessarily representative of the effects on reported results for future years.

The Company has adopted the 1998 Employee Stock Purchase Plan. The Stock Purchase Plan authorizes the issuance of up to an aggregate of 243,000 shares of common stock to participating employees at a purchase price equal to 85 percent of fair market value on either the first or the last day of the one-year offering period under the Stock Purchase Plan. During fiscal 2001, 16,006 shares were issued under the Stock Purchase Plan. In fiscal 2002, there was no offering period under the Stock Purchase Plan and no shares were issued.

12. Stock-Based Compensation (Continued)

Options granted to non-employee consultants, amounting to options for the purchase of 39,500 shares of common stock at November 30, 2002, are accounted for at fair value in accordance with SFAS No. 123. During fiscal 2001, $188,000 was charged to compensation expense, while in fiscal 2000 and 2002, $121,000 and $14,000, respectively, was credited to compensation expense in connection with these options.

13. Business Segment and Geographic Information

CRA operates in only one business segment, which is consulting services. Revenue and long-lived assets by geographic region, based on the physical location of the operation recording the revenue or the asset, are as follows (in thousands):

	Fiscal Year		
	2000	**2001**	**2002**
	(52 weeks)	**(52 weeks)**	**(53 weeks)**
Revenue:			
United States	$78,742	$ 99,446	$113,372
United Kingdom	1,761	4,812	10,306
Other	2,044	5,546	7,012
Total foreign	3,805	10,358	17,318
	$82,547	$109,804	$130,690

	November 25, 2000	**November 24, 2001**	**November 30, 2002**
Long-lived assets (property and equipment, net)			
United States	$ 5,329	$ 6,344	$ 7,701
United Kingdom	369	381	504
Other	244	844	1,192
Total foreign	613	1225	1,696
	$ 5,942	$ 7,569	$ 9,397

14. Income Taxes

Components of the Company's deferred taxes are as follows:

	November 24, 2001	November 30, 2002
	(In thousands)	
Deferred tax assets:		
Accrued compensation and related expenses	$1,629	$2,297
Allowance for doubtful accounts	310	495
Net operating loss carryforwards	271	591
Excess tax over book depreciation and amortization . . .	328	—
Valuation allowance	(271)	(591)
	2,267	2,792
Deferred tax liabilities:		
Excess book over tax depreciation and amortization . . .	—	340
Other	502	395
	502	735
Net deferred tax assets	$1,765	$2,057

The provision (credit) for income taxes for current year operations consists of the following:

	Fiscal Year		
	2000	2001	2002
	(52 weeks)	(52 weeks)	(53 weeks)
	(In thousands)		
Currently payable:			
Federal	$4,603	$5,734	$4,430
Foreign	24	354	865
State	817	889	876
	5,444	6,977	6,171
Deferred:			
Federal	614	(960)	(199)
Foreign	—	—	(57)
State	108	(169)	(36)
	722	(1,129)	(292)
	$6,166	$5,848	$5,879

14. Income Taxes (Continued)

A reconciliation of the Company's tax rates with the federal statutory rate is as follows:

	Fiscal Year		
	2000	**2001**	**2002**
Federal statutory rate	34.0%	34.3%	34.3%
State income taxes, net of federal income tax benefit	6.3	6.0	6.2
Foreign net operating losses not benefited	—	2.1	2.1
NeuCo net operating losses not benefited	—	—	1.3
Foreign net operating loss carryforward benefit	—	—	(1.0)
Other	1.0	0.3	(0.2)
	41.3%	42.7%	42.7%

At November 30, 2002, the Company has net operating loss carryforwards aggregating approximately $1.2 million, of which $417,000 begins to expire in 2012.

15. Related-Party Transactions

The Company made payments to stockholders of the Company who performed consulting services for the Company in the amounts of $6.2 million in fiscal 2000, $7.9 million in fiscal 2001, and $9.0 million in fiscal 2002.

16. Quarterly Financial Data (Unaudited)

	Quarter Ended			
	February 16, 2001	**May 11, 2001**	**August 31, 2001**	**November 24, 2001**
	(12 weeks)	**(12 weeks)**	**(16 weeks)**	**(12 weeks)**
	(In thousands, except per share data)			
Revenues	$21,144	$24,567	$34,914	$29,179
Gross profit	8,613	9,907	13,988	11,706
Income from operations	2,033	2,589	4,179	3,857
Income before provision for income taxes and minority interest	2,372	2,865	4,487	3,979
Minority interest	123	(33)	(186)	(320)
Net income	1,413	1,704	2,407	1,915
Basic net income per share	0.16	0.19	0.26	0.21
Diluted net income per share	0.16	0.19	0.26	0.21

16. Quarterly Financial Data (Unaudited) (Continued)

	Quarter Ended			
	February 15, 2002	May 10, 2002	August 30, 2002	November 30, 2002
	(12 weeks)	(12 weeks)	(16 weeks)	(13 weeks)
	(In thousands, except per share data)			
Revenues	$24,202	$28,016	$42,027	$36,445
Gross profit	9,525	10,750	16,429	13,327
Income from operations......................	2,613	2,602	4,675	3,541
Income before provision for income taxes and minority interest	2,721	2,711	4,614	3,722
Minority interest	(28)	344	52	179
Net income................................	1,564	2,003	2,587	2,282
Basic net income per share	0.17	0.22	0.29	0.25
Diluted net income per share	0.17	0.22	0.28	0.25

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
Revenues	$52,218	$75,030
Costs of services	31,943	46,959
Gross profit	20,275	28,071
Selling, general and administrative expenses	15,060	19,610
Income from operations	5,215	8,461
Interest and other income, net	217	187
Income before provision for income taxes and minority interest	5,432	8,648
Provision for income taxes	(2,181)	(3,589)
Income before minority interest	3,251	5,059
Minority interest	316	(30)
Net income	$ 3,567	$ 5,029
Net income per share:		
Basic	$ 0.39	$ 0.56
Diluted	$ 0.38	$ 0.54
Weighted average number of shares outstanding:		
Basic	9,046	9,015
Diluted	9,301	9,260

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED BALANCE SHEETS
(Unaudited)
May 16, 2003
(In thousands, except share data)

ASSETS

Current assets:

Cash and cash equivalents	$ 23,302
Short-term investments	43
Accounts receivable, net of allowance of $1,641 for doubtful accounts	31,050
Unbilled services	16,427
Prepaid expenses	2,590
Deferred income taxes	1,910
Total current assets	75,322
Property and equipment, net	11,126
Goodwill	24,802
Intangible assets, net of accumulated amortization of $1,169	1,354
Long-term investments	4,951
Deferred income taxes, net of current portion	131
Other assets	2,585
Total assets	$120,271

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$ 8,507
Accrued expenses	20,663
Deferred revenue and other liabilities	2,338
Current portion of notes payable to former stockholders	327
Current portion of notes payable	—
Total current liabilities	31,835
Notes payable to former stockholders, net of current portion	413
Deferred rent	2,461
Minority interest	1,726
Commitments and contingencies	
Stockholders' equity:	
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, no par value; 25,000,000 shares authorized; 9,032,082 issued and outstanding	45,571
Receivable from stockholder	(4,500)
Deferred compensation	(37)
Retained earnings	42,246
Foreign currency translation	556
Total stockholders' equity	83,836
Total liabilities and stockholders' equity	$120,271

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
OPERATING ACTIVITIES:		
Net income	$ 3,567	$ 5,029
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,131	1,825
Deferred rent	(193)	852
Minority interest	(316)	30
Changes in operating assets and liabilities:		
Accounts receivable	(1,118)	(5,050)
Unbilled services	1,994	(10)
Prepaid expenses and other assets	(169)	(125)
Accounts payable, accrued expenses, and other liabilities	(2,283)	5,055
Net cash provided by operating activities	2,613	7,606
INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,418)	(3,010)
Sale of investments, net	576	506
Acquisition of business, net of cash acquired	(10,345)	—
Net cash used in investing activities	(11,187)	(2,504)
FINANCING ACTIVITIES:		
Payments on notes payable	(1,003)	(660)
Payments on notes payable to former stockholders	(123)	—
Issuance of common stock	127	—
Issuance of common stock upon exercise of stock options	257	186
Payment for repurchase of minority interest shares in subsidiary	—	(300)
Net cash used in financing activities	(742)	(774)
Effect of foreign exchange rates on cash and cash equivalents	186	128
Net increase in cash and cash equivalents	(9,130)	4,456
Cash and cash equivalents at beginning of period	21,880	18,846
Cash and cash equivalents at end of period	$12,750	$23,302
Non-cash financing activities:		
Payable in exchange for treasury stock	$ 582	$ —
Supplemental cash flow information:		
Cash paid for income taxes	$ 1,479	$ 3,724

See accompanying notes.

CHARLES RIVER ASSOCIATES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Description of Business

Charles River Associates Incorporated (CRA) is an economic, financial, and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers two types of services: legal and regulatory consulting and business consulting. CRA operates in only one business segment, which is consulting services.

2. Unaudited Interim Consolidated Financial Statements and Estimates

The consolidated statements of income for the twenty-four weeks ended May 10, 2002 and May 16, 2003, the consolidated balance sheet as of May 16, 2003, and the consolidated statements of cash flows for the twenty-four weeks ended May 10, 2002 and May 16, 2003, are unaudited. In the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of CRA's consolidated financial position, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Principles of Consolidation

The consolidated financial statements include the accounts of CRA, its wholly owned subsidiaries, and NeuCo, Inc. (NeuCo), a corporation founded by CRA and an affiliate of Commonwealth Energy Systems in June 1997. As of February 21, 2003, CRA had a 49.7 percent interest in NeuCo which, combined with other considerations, represented control. In March 2003, NeuCo repurchased and cancelled shares from a minority interest stockholder, which increased CRA's interest in NeuCo to 59.7 percent. This transaction has been recorded as an adjustment of capital. The portion of the results of operations of NeuCo allocable to its minority owners is shown as "minority interest" on CRA's statement of income, and that amount, along with the capital contributions to NeuCo of its minority owners, is shown as "minority interest" on CRA's balance sheet. All significant intercompany accounts have been eliminated.

4. Fiscal Year

CRA's fiscal year ends on the last Saturday in November, and accordingly, its fiscal year will periodically contain 53 weeks rather than 52 weeks. Fiscal 2002 was a 53-week year, whereas fiscal 2003 is a 52-week year. In a 52-week year, each of CRA's first, second, and fourth quarters includes twelve weeks, and its third quarter includes sixteen weeks. In a 53-week year, the fourth quarter includes thirteen weeks.

5. Revenue Recognition

Revenues from most engagements are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as a computer services fee based upon

5. Revenue Recognition (Continued)

hours worked. Some revenues are derived from fixed-price engagements, for which revenue is recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. Losses are provided for at the earliest date by which they are identified. Revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. These reimbursable expenses included in revenues are as follows (in thousands):

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
Reimbursable expenses billed to clients	$6,868	$11,804

An allowance is provided for any amounts considered uncollectible.

Unbilled services represent revenue recognized by CRA for services performed but not yet billed to the client.

6. Cash Equivalents and Investments

Cash equivalents consist principally of money market funds, commercial paper, bankers' acceptances, and certificates of deposit with maturities when purchased of 90 days or less. Short-term investments generally consist of government bonds with maturities when purchased of more than 90 days but less than one year. Long-term investments, which are intended to be held to maturity, generally consist of government bonds with maturities when purchased of more than one year but less than two years. Held-to-maturity securities are stated at amortized cost, which approximates fair value.

7. Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair market value of net assets of acquired businesses. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which revised the accounting for goodwill and other intangible assets. Specifically, goodwill and intangible assets with indefinite lives will no longer be subject to amortization, but are monitored annually for impairment, or more frequently if there are indicators of impairment. Any impairment would be measured based upon the fair value of the related asset based upon provisions of SFAS No. 142. CRA elected early adoption of this accounting standard in fiscal 2002. There were no impairment losses related to goodwill due to the application of SFAS No. 142 in fiscal 2002, nor were there any indications of impairment in the twenty-four weeks ended May 16, 2003.

Intangible assets consist principally of non-competition agreements and customer relationships and are generally amortized over five to ten years.

8. Impairment of Long-Lived Assets

CRA reviews the carrying value of its long-lived assets (primarily property and equipment and intangible assets) to assess the recoverability of these assets whenever events indicate that impairment may have occurred. As part of this assessment, CRA reviews the expected future undiscounted

8. Impairment of Long-Lived Assets (Continued)

operating cash flows expected to be generated by those assets. If impairment is indicated through this review, the carrying amount of the asset will be reduced to its estimated fair value.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement became effective for CRA in fiscal 2003. The adoption of SFAS No. 144 did not have a material effect on the financial position or results of operations of CRA.

9. Property and Equipment

Property and equipment are recorded at cost. CRA provides for depreciation of equipment using the straight-line method over its estimated useful life, generally three to ten years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Expenses for renewals and betterments are capitalized.

10. Net Income per Share

Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net income divided by the weighted average shares of common stock and common stock equivalents outstanding during the period. Weighted average shares used in diluted earnings per share include common stock equivalents arising from stock options using the treasury stock method. Reconciliation of basic to diluted weighted average shares of common stock outstanding is as follows (in thousands):

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
Basic weighted average shares outstanding	9,046	9,015
Weighted average equivalent shares	255	245
Diluted weighted average shares outstanding	9,301	9,260

11. Stock-Based Compensation

CRA has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 requires that companies either recognize

11. Stock-Based Compensation (Continued)

compensation expense for grants of stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and net income per share in the notes to the financial statements. The following table presents the effect on net income and net income per share had compensation costs for the awards under the stock-based compensation plans been determined consistent with SFAS No. 123 (in thousands, except per share data):

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
Net income — as reported	$3,567	$5,029
Less stock-based compensation expense determined under fair value method for all stock options, net of related income tax benefit	$ (669)	$ (973)
Net income — pro forma	$2,898	$4,056
Basic net income per share — as reported	$ .39	$ .56
Basic net income per share — pro forma	$ .32	$ .45
Diluted net income per share — as reported	$ .38	$ .54
Diluted net income per share — pro forma	$ .31	$ .44

12. Comprehensive Income

Comprehensive income represents net income reported by CRA in the accompanying consolidated statements of income adjusted for changes in CRA's foreign currency translation account. A reconciliation is as follows (in thousands):

	Twenty-four Weeks Ended	
	May 10, 2002	May 16, 2003
Net income	$3,567	$5,029
Change in foreign currency translation	186	500
Comprehensive income	$3,753	$5,529

13. Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," balance sheet accounts of CRA's foreign subsidiaries are translated into United States dollars at period-end exchange rates. Operating accounts are translated at average exchange rates for each reporting period. The net gain or loss resulting from the changes in exchange rates during the twenty-four weeks ended May 10, 2002 and May 16, 2003 have been reported in comprehensive income. Transaction gains and losses are recorded in interest and other income, net, in the consolidated statements of income.

14. Business Acquisitions

On May 10, 2002, CRA completed the acquisitions of certain assets of the North American and U.K. operations of the Chemicals and Energy Vertical practice ("CEV") of the then Arthur D. Little

14. Business Acquisitions (Continued)

corporation ("ADL") for $10.5 million in cash. (Arthur D. Little, Inc. is now known as Dehon, Inc.) The acquisitions have been accounted for under the purchase method of accounting. The effective date of the acquisition of the North American business was April 29, 2002, and the effective date of the acquisition of the U.K. business was May 10, 2002. The results of operations related to the acquisitions have been included in the accompanying statements of income from the respective effective dates. The pro forma results of operations had these acquisitions occurred at the beginning of fiscal 2002 would not be materially different from the results in the accompanying statements of income. Management believes that the CEV acquisitions enhanced CRA's position in consulting to the chemicals and petroleum industries. CRA acquired 75 employee consultants, accounts receivable and the ongoing client projects being handled by the acquired employee consultants. Of the $10.5 million purchase price, $0.9 million was recorded as intangibles, consisting primarily of customer relationships, $2.7 million was recorded primarily as accounts receivable, and the remaining $6.9 million was recorded as goodwill, all of which is expected to be deducted for tax purposes. The portion of the purchase price attributable to goodwill primarily related to the extensive industry experience of the acquired employee consultants.



2,061,000 Shares

Charles River Associates Incorporated

Common Stock

PROSPECTUS

, 2003

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from the information in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed after the date of this prospectus.

William Blair & Company
Sole Book-Running Manager

Adams, Harkness & Hill, Inc.
Co-Lead Manager

Janney Montgomery Scott LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

The following table provides information regarding the various expenses in connection with the offering and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

	Payable by CRA:
Securities and Exchange Commission registration fee	$ 5,927
National Association of Securities Dealers, Inc. filing fee	7,827
Nasdaq National Market listing fee	5,049
Printing and engraving expenses	100,000
Transfer agent fees	5,000
Accounting fees and expenses	75,000
Legal fees and expenses	185,000
Blue Sky fees and expenses (including related legal fees)	5,000
Miscellaneous	111,197
Total	$500,000

Item 15. Indemnification of directors and officers.

Article VI.C. of our amended and restated articles of organization provides that a director shall not have personal liability to us or our stockholders for monetary damages arising out of the director's breach of fiduciary duty as our director, to the maximum extent permitted by Massachusetts law. Section 13(b)(1½) of Chapter 156B of the Massachusetts General Laws provides that the articles of organization of a corporation may state a provision eliminating or limiting the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under sections 61 or 62 of Chapter 156B of the Massachusetts General Laws, which relate to liability for unauthorized distributions and loans to insiders, respectively, or (d) for any transaction from which the director derived an improper personal benefit.

Article VI.D. of our amended and restated articles of organization provides that we shall, to the fullest extent authorized by Chapter 156B of the Massachusetts General Laws, indemnify each person who is, or shall have been, one of our directors or officers or who is or was one of our directors or employees and is serving, or shall have served, at our request, as a director or officer of another organization or in any capacity with respect to any of our employee benefit plans, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement, and reasonable attorneys' fees) imposed upon or incurred by any such person in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which they may be involved by reason of being or having been such a director or officer or as a result of service with respect to any such employee benefit plan. Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation or, to the extent such matter related to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

The effect of these provisions would be to permit indemnification by us for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended (the "Securities Act").

Section 67 of Chapter 156B of the Massachusetts General Laws also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have procured a directors and officers liability and company reimbursement liability insurance policy that (a) insures our directors and officers against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts or omissions of such directors or officers in their capacity as directors or officers and (b) insures us against losses (above a deductible amount) arising from any such claims, but only if we are required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of our amended and restated articles of organization or amended and restated by-laws.

We refer you to Section 11 of the underwriting agreement with the selling stockholders and the underwriters, filed as Exhibit 1.1 to this registration statement, for a description of indemnification arrangements among us, the selling stockholders and the underwriters.

We refer you to the indemnity agreement with the selling stockholders, filed as Exhibit 99.1 to this registration statement, for a description of indemnification arrangements by us for the benefit of the selling stockholders.

Item 16. Exhibits.

Number	Description
*1.1	Underwriting Agreement
4.1	Amended and Restated Articles of Organization (filed as Exhibit 3.2 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
4.2	Amended and Restated By-Laws (filed as Exhibit 3.4 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
4.3	Specimen certificate for our common stock (filed as Exhibit 4.1 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
*5.1	Opinion of Foley Hoag LLP
23.1	Consent of Ernst & Young LLP, Independent Auditors
*23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on the signature page of this registration statement)
*99.1	Form of Indemnity Agreement with the selling stockholders

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* To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Massachusetts, on July 14, 2003.

CHARLES RIVER ASSOCIATES INCORPORATED

By: /s/ JAMES C. BURROWS
          James C. Burrows
          President

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints James C. Burrows, J. Phillip Cooper, and James M. Wells, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES C. BURROWS James C. Burrows	President, Chief Executive Officer and Director (principal executive officer)	July 14, 2003
/s/ J. PHILLIP COOPER J. Phillip Cooper	Executive Vice President, Chief Financial Officer (principal financial and accounting officer)	July 14, 2003
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Chairman of the Board	July 14, 2003
/s/ FRANKLIN M. FISHER Franklin M. Fisher	Vice Chairman of the Board	July 14, 2003

Signature	Title	Date
/s/ WILLIAM F. CONCANNON —————————————— William F. Concannon	Director	July 14, 2003
/s/ CARL KAYSEN —————————————— Carl Kaysen	Director	July 14, 2003
/s/ RONALD T. MAHEU —————————————— Ronald T. Maheu	Director	July 14, 2003
/s/ STEVEN C. SALOP —————————————— Steven C. Salop	Director	July 14, 2003
/s/ CARL SHAPIRO —————————————— Carl Shapiro	Director	July 14, 2003

EXHIBIT INDEX

Number	Description
*1.1	Underwriting Agreement
4.1	Amended and Restated Articles of Organization (filed as Exhibit 3.2 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
4.2	Amended and Restated By-Laws (filed as Exhibit 3.4 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
4.3	Specimen certificate for our common stock (filed as Exhibit 4.1 to our registration statement on Form S-1, Registration No. 333-46941, and incorporated herein by reference)
*5.1	Opinion of Foley Hoag LLP
23.1	Consent of Ernst & Young LLP, Independent Auditors
*23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on the signature page of this registration statement)
*99.1	Form of Indemnity Agreement with the selling stockholders

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* To be filed by amendment.